Bayou City Exploration, Inc.
632 Adams Street – Suite 700
Bowling Green, KY 42101
October 17 , 2008
Mr. James Giugliano
United States Security and Exchange Commission
Division of Corporation Finance – Mail Stop 7010
Washington, DC 20549-7010

Re:	Bayou City Exploration, Inc.
Form 10-KSB for Fiscal Year ended December 31, 2007
Filed April 15, 2008
Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Filed May 20, 2008
File NO 0-27443

Response to SEC Comment letter dated September 23, 2008
Dear Mr. Giugliano:
This letter is in response to the SEC comment letter referenced above.
Item 8A- Controls and Procedures — SEC Comment #1:
You requested we add back our assessment of effectiveness of disclosure controls and procedures and our disclosure of changes in internal control over financial reporting. These two sections have been included in the revised “8A Controls and Procedures” section as reflected below.
Item 8A- Controls and Procedures — SEC Comment #2:
You requested we re-consider the Company’s position on the effectiveness of its disclosure controls and procedures. The Company has reconsidered this matter and concluded the Company’s disclosure controls and procedures were not effective as of December 31, 2007. This position is reflected in the revised “8A Controls and Procedures” section as reflected below.
The Company has revised section 8A of “Controls and Procedures” based upon further research and the preparation of its response to the SEC comments. The “revised” 8A Controls and Procedures section included in the Form 10-KSB/A Amendment No.1 now reads as follows:

8A. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Item 307 of Regulation S-K requires the Company’s principal executive and principal financial officers, or persons performing similar functions to disclose their conclusions regarding the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Act”)) as of the end of the period covered by the report. In July, 2008, the Company received an SEC comment letter indicating that it did not appear the management of the Company had performed its assessment of internal control over financial reporting as of December 31, 2007. Under section 404 of the Sarbanes-Oxley Act, the Company was required to include in its Form 10-KSB filing as of December 31, 2007 a report by management of its assessment of the Company’s internal control over financial reporting. This assessment was not complete as of December 31, 2007 and the required disclosures were not included in the original filing.
Our Chief Executive Officer (CEO) and Acting Chief Financial Officer (ACFO) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007. Based upon the failure of the Company to include the required report by management of its assessment of the Company’s internal control over financial reporting in its Form 10-KSB for the year ended December 31, 2007, the CEO and ACFO concluded that the disclosure controls and procedures were not effective as of December 31, 2007.
Management’s annual report on internal control over financial reporting has now been completed and is included in this filing of Form 10-KSB/A Amendment No.1. See the report by management included below as a part of this Controls and Procedures section of this amended filing.
The management of the Company believes all other material matters were properly disclosed in its original filing of Form 10-KSB for the year ended December 31, 2007 other than the disclosures now being amended under section 8A – Controls and Procedures and the modification of disclosure to include all required information by items 9, 10, 11, 12, and 14 of Part III.
Changes in Internal Controls over Financial Reporting
The Company maintains a system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. There was no change in our internal control over financial reporting, that occurred during the quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Management’s Annual Report on Internal Control Over Financial Reporting
Under section 404 of the Sarbanes-Oxley Act the Company was required to include in its Form 10-KSB filing as of December 31, 2007 a report by management of its assessment of the Company’s internal control over financial reporting. This assessment was not complete as of December 31, 2007 and the required disclosures were not included in the original filing. The assessment as required has now been completed by management.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Our management has now assessed the effectiveness of the Company’s internal control over financial reporting for the year ended December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Our management has concluded that our internal control over financial reporting as of December 31, 2007 was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with general accepted accounting principles.
This amended annual report on Form 10-KSB/A does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in their annual report
Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.
SEC Comment #3 — Exhibits 31.1 and 31.2
We have researched Item 601(b)(31) of Regulation S-B and confirm the certifications to be filed with the amended form 10-KSB will be in the exact form as set forth in Item 601(b)(31) and include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.
SEC Comment #4 — Form 10-QSB for quarter ended March 31, 2008
We have evaluated the filing of the Form 10-QSB for the quarter ended March 31, 2008 and concluded the Form 10-QSB as filed contained all required material information that would have been required had the Company filed Form 10-Q.

Sincerely,
Date: October 17, 2008	By:	/s/ Robert D Burr
Robert D. Burr
Chief Executive Officer And President

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-KSB/A
Amendment No. 1
(MARK ONE)

☑	ANNUAL REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 0-277443
BAYOU CITY EXPLORATION, INC.
(NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

NEVADA	61-1306702

(STATE OR OTHER JURISDICTION OF	(I.R.S. EMPLOYER IDENTIFICATION NUMBER)
INCORPORATION OR ORGANIZATION)

632 Adams Street — Suite 700, Bowling Green, KY	42101

(ADDRESS OF PRINCIPLE EXECUTIVE OFFICES)	(ZIP CODE)
(832) 358-3900
(ISSUER’S TELEPHONE NUMBER, INCLUDING AREA CODE)
SECURITIES REGISTERED UNDER SECTION 12(b) OF THE EXCHANGE ACT: NONE
SECURITIES REGISTERED UNDER SECTION 12(g) OF THE EXCHANGE ACT:
COMMON STOCK PAR VALUE $.005 PER SHARE
     Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐
     Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
     State issuer’s revenues for its most recent fiscal year: $ 49,946
     The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $3,198,436 as of April 11, 2008 based upon the closing price of the common stock on the OTC “Bulletin Board” on April 11, 2008 of $0.12 per share. As of April 11, 2008 the registrant had 26,653,633 shares of Common Stock, par value $0.005 per share, and 0 shares of Preferred Stock, par value $0.001 per share, subscribed or outstanding.
APPLICABLE ONLY TO CORPORATE REGISTRANTS
     State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date.
     26,653,633 Shares of Common Stock Outstanding at April 11, 2008; 0 Shares of Preferred Stock Outstanding at April 11, 2008.
DOCUMENTS INCORPORATED BY REFERENCE
None.

FORM 10-KSB/A
Amendment No. 1

PART I

1.	DESCRIPTION OF BUSINESS
General Description
     Bayou City Exploration, Inc., (the “Company”), a Nevada corporation, was organized in November 1994, as Gem Source, Incorporated (“Gem Source”), and subsequently changed the name to Blue Ridge Energy, Inc. in May 1996. In September 2005, the Company changed its name to Bayou City Exploration, Inc.
     On April 4, 2007, the Company announced the relocation of their corporate headquarters to 632 Adams Street, Suite 700, Bowling Green, Kentucky 42101 in order to decrease overhead, consolidate operations and reduce the number of personnel on staff. This move was completed in May, 2007. The Company’s executive office in the year 2006 was located at 10777 Westheimer, Suite 170, Houston, Texas, 77042. Since relocating the Company’s headquarters to Bowling Green, Kentucky the Company has maintain only the exploration contract staff in the Houston office for the continued development and sale of the Company’s prospects.
     On April 4, 2007, the Company announced the resignation of W. Wayne Hardin as President and Chief Executive officer. D. Edwin Suhr, Jr. was given thirty days notice of termination as of April 1, 2007, as Senior Vice President of Land and Operations/Secretary and Richard M. Hewitt resigned as a Director. Mr. Hardin’s resignation was effective as of April 3, 2007. Mr. Hewitt’s resignation became effective May 1, 2007. The three remaining employees and other contract personnel located in the Houston, Texas office were given thirty days notice of termination of their employment as of April 1, 2007. Since May 1, 2007, only the exploration contract personnel have remained in the Houston, Texas office.
     The Company also announced that Robert D. Burr has been appointed President and Chief Executive Officer of the Company by the Board on an interim basis as of April 3, 2007 while the Company continues to search for new executive management during this transitional phase of the Company. Mr. Burr remains the sole officer of the Company through the date of this filing.
     Our financial statements have been presented on the basis that we are a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The independent registered public accounting firms’ reports on our financial statements as of and for the years ended December 31, 2007 and 2006 includes an explanatory paragraph that states that we have experienced recurring losses from operations without establishing a sufficient ongoing source of revenues that raises a substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. For the years ended December 31, 2007 and 2006 our statement of operations reflects a net loss from continued operations of $1,464,000 and $3,891,000, respectively.
     Our ability to meet future cash and liquidity requirements is dependent on a variety of factors, including our ability to raise more capital, successfully negotiate extended payment terms with our creditors and holders of the Company’s notes payable and the implementation of a restructuring plan for the Company. The presence of the going concern note may have an adverse impact on our relationship with third parties such as potential investors. If we are unable to continue as a going concern we would have to liquidate our remaining assets, if any. This would have a material adverse effect on your investment with the Company.
     All of our periodic report filings with the Securities and Exchange Commission (“SEC”) pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934, as amended, are available through the SEC web site located at www.sec.gov, including our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and any amendments to those reports. The Company will also make available to any stockholder, without charge, copies of its Annual Report on Form 10-KSB as filed with the SEC and a copy of its Code of Ethics. For copies of this, or any other filings, please contact: Robert D. Burr at Bayou City Exploration, Inc., 632 Adams Street — Suite 700, Bowling Green, KY 42101 or call (800)-798-3389.

     The Company is engaged in the oil and gas business primarily in the gulf coast of Texas, east Texas, south Texas, and Louisiana. The Company develops oil and gas prospects for the drilling of oil and gas wells and attempts to sell the prospects to oil and gas exploration companies under terms that provide the participating company will provide the funds necessary to drill and complete a well on the prospect, reimburse the Company for any leasehold or exploration costs associated with the prospect, pay the Company a prospect fee for developing the oil and gas prospect, and allow the Company to retain a carried interest in the well to be drilled. The wells drilled by the Company included both exploratory and development wells.
     Prior to May 1, 2007, the Company operated many of the wells for which it owned an interest. The Company no longer intends to operate properties. The Company will seek to sell a portion of the interest in each prospect it generates to an operator that will be responsible for the drilling and operating of the oil and gas properties. In prior years the Company has been licensed as an oil and gas operator with the Texas Railroad Commission in the state of Texas. During the second quarter 2007 the Company’s license with the Texas Railroad Commission to be an operator in the state of Texas was not renewed. The Company operated two wells in Texas and one in Louisiana. All three wells are now plugged and abandoned. The Company’s ownership in all remaining wells is through non-operated working interests.
     The Company plans to pursue other sources of capital through either the issuance of debt or equity securities. The Company also owns certain oil and gas interests and has developed certain prospects as of December 31, 2007 it intends to sell to third parties and/or Blue Ridge Group, Inc. (“BR Group”) to generate cash flow sufficient to cover its ongoing operations.
     On July 17, 2007 the Company secured a line of credit from BR Group in the amount of $250,000 to finance the Company’s operations. During the third and fourth quarters of 2007 BR Group approved advancing the Company amounts in excess of the original line of credit amount. As of December 31, 2007 the Company has a liability balance under this line of credit arrangement due BR Group in the amount of $316,000. The line of credit provides for interest at the rate of 8% per annum on the unpaid outstanding balance and is due upon demand. If no demand for payment is made by BR Group, the line of credit balance plus all accrued unpaid interest is due July 17, 2008.
     During the 2nd and 3rd quarters, 2007, a minority shareholder loaned the Company $85,000 to finance the Company’s operations. No loan documents were executed.
     During the 4th quarter, 2007, Peter Chen, a minority shareholder loaned the Company $100,000 to finance the Company’s operations. The Company executed a promissory note on October 4, 2007; the note is due on demand and bears an interest rate of 0%.
     During the fourth quarter 2007, the Company sold 256,000 common shares of common stock at $0.25 per share for total proceeds to the Company of $64,000 under an exempt private placement basis pursuant to Regulation S. This offering was made outside the United States to eligible sophisticated investors.
     On December 31, 2007, the Company’s 23,300 shares of Series E preferred shares were automatically converted into 116,500 shares of common shares on the basis of 5 shares of common for 1 share of preferred in accordance with the original terms of the offering.
     In 2006, the Company sold 315,000 shares of common stock at $1.00 per share for total proceeds to the Company of $315,000 under an exempt private placement basis pursuant to Regulation S (the “Regulation S Offering”). This offering was made outside the United States to eligible sophisticated investors. Each Unit sold consisted of one share of common Stock and one Warrant, which expired on December 31, 2007 (“Regulation S Warrant”) to acquire one share of Common Stock at a price of $1.75 per share. This offering was closed in June, 2006.
     In 2006, the Company sold 110,000 shares of common stock at $1.00 per share for total proceeds to the Company of $110,000 under an exempt private placement basis pursuant to Regulation D (the “US Exempt Offering”). This offering was made inside the United States to accredited investors as defined in Regulation D. Each Unit sold consisted of one share of common Stock and one Warrant, which expired on December 31, 2007 (“US Warrant”) to acquire one share of Common Stock at a price of $1.75 per share. This offering was closed in June, 2006.

     In 2006, the Company sold 105,000 Units pursuant to a private placement outside the United States under Regulation S at a price of $1.25 per Unit to eligible purchasers for total proceeds to the Company of $131,250. Each Unit consisted of one common share and one-half of one non-transferable share purchase warrant (the “Warrants”) with each whole Warrant entitling the holder thereof to purchase one additional common share (the Warrant Shares”) of the Company’s common stock at a price of $2.00 at any time up until 4:00 pm Central time on the date that is two years from the date of issuance of the Warrants. The Company incurred $31,000 of issuance costs in connection with these subscriptions.
     In 2006, 1,075,000 common stock warrants were exercised at $0.50 per share for total proceeds to the Company of $537,500. These warrants were from the 2004 and 2005 offering to Non-U.S private investors, through a restricted stock placement arrangement on an exempt private placement basis pursuant to Regulation S (the “Offering” referred to below). By Board of Directors resolutions the exercise period was extended to December 31, 2006 and the period to exercise warrants under this offering has now expired.
In 2006, 11,200 Series E warrants were exercised at $0.40 per share for total proceeds to the Company of $4,480.
     In 2006, 224,276 common stock options were exercised by the officers and directors of the Company for total proceeds to the Company of $5,000.
Competition, Markets and Regulations
     Competition: The oil and gas industry is highly competitive in all its phases. The Company encounters strong competition from other independent oil and gas producers. Major and independent oil and gas companies actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop such properties. Many of its competitors possess substantially greater financial resources, personnel and budgets than the Company, which may affect its ability to compete with companies in Kentucky, Texas, Louisiana, or West Virginia.
     Markets: The price obtainable for oil and gas production from the Company’s properties is affected by market factors beyond the control of the Company. Such factors include the extent of domestic production, the level of imports of foreign oil and gas, the general level of market demand on a regional, national and worldwide basis, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil-producing regions, variations in governmental regulations and tax laws and the imposition of new governmental requirements upon the oil and gas industry. There can be no assurance that oil and gas prices will not decrease in the future, thereby decreasing net revenues from the Company properties. Changes in oil and gas prices can impact the Company’s determination of proved reserves and the Company’s calculation of the standardized measure of discounted future net cash flows relating to oil and gas reserves. In addition, demand for oil and gas in the United States and worldwide may affect the Company’s level of production. From time to time, a surplus of gas or oil supplies may exist, the effect of which may be to reduce the amount of hydrocarbons that the Company may produce and sell, while such an oversupply exists. In recent years, initial steps have been taken to provide additional gas pipelines from Canada to the United States. If additional Canadian gas is brought to the United States market, it could create downward pressure on United States gas prices.
Regulations:
Environmental Regulation
     The federal government and various state and local governments have adopted laws and regulations regarding the control of contamination of the environment by the oil and gas industry. These laws and regulations may require the acquisition of permits by oil and gas operators before drilling commences, prohibit drilling activities on certain lands lying within wilderness areas or where pollution arises and impose substantial liabilities for pollution resulting from operations, particularly operations near or in onshore and offshore waters or on submerged lands. These laws and regulations may also increase the costs of routine drilling and operation of wells. Because these laws and regulations change frequently and are becoming increasingly more stringent, the costs to the Company of compliance with existing and future environmental regulations and the overall impact on the Company’s operations or financial condition cannot be predicted, but are likely to increase.

     The Company generates wastes that may be subject to the Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes. The United States Environmental Protection Agency (“EPA”) and various state agencies have limited the approved methods of disposal for certain hazardous and non-hazardous wastes. Furthermore, certain wastes generated by the Company’s operations that are currently exempt from treatment as “hazardous wastes” may in the future be designated as “hazardous wastes,” and therefore be subject to more rigorous and costly operating and disposal requirements.
     The Company currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and natural gas. Although the Company believes that it has utilized good operating and waste disposal practices, prior owners and operators of these properties may not have utilized similar practices, and hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under locations where such wastes have been taken for disposal. These properties and the wastes disposed thereon may be subject to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), RCRA and analogous state laws, as well as state laws governing the management of oil and natural gas wastes. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.
     CERCLA and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for the waste of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.
Federal Regulation of Natural Gas
     The transportation and sale of natural gas in interstate commerce is heavily regulated by agencies of the federal government. The following discussion is intended only as a summary of the principal statutes, regulations and orders that may affect the production and sale of natural gas from the Company properties.
FERC Orders
     Several major regulatory changes have been implemented by the Federal Energy Regulatory Commission (“FERC”) from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry that remain subject to the FERC’s jurisdiction. In April 1992, the FERC issued Order No. 636 pertaining to pipeline restructuring. This rule requires interstate pipelines to unbundle transportation and sales services by separately stating the price of each service and by providing customers only the particular service desired, without regard to the source for purchase of the gas. The rule also requires pipelines to (i) provide nondiscriminatory “no-notice” service allowing firm commitment shippers to receive delivery of gas on demand up to certain limits without penalties, (ii) establish a basis for release and reallocation of firm upstream pipeline capacity and (iii) provide non-discriminatory access to capacity by firm transportation shippers on a downstream pipeline. The rule requires interstate pipelines to use a straight fixed variable rate design. The rule imposes these same requirements upon storage facilities. FERC Order No. 500 affects the transportation and marketability of natural gas. Traditionally, natural gas has been sold by producers to pipeline companies, which then resell the gas to end-users. FERC Order No. 500 alters this market structure by requiring interstate pipelines that transport gas for others to provide transportation service to producers, distributors and all other shippers of natural gas on a nondiscriminatory, “first-come, first-served” basis (“open access transportation”), so that producers and other shippers can sell natural gas directly to end-users. FERC Order No. 500 contains additional provisions intended to promote greater competition in natural gas markets.

     It is not anticipated that the marketability of and price obtainable for natural gas production from the Company’s properties will be significantly affected by FERC Order No. 500. Gas produced from the Company’s properties normally will be sold to intermediaries who have entered into transportation arrangements with pipeline companies. These intermediaries will accumulate gas purchased from a number of producers and sell the gas to end-users through open access pipeline transportation.
State Regulations
     Production of any oil and gas from the Company’s properties is affected by state regulations. States in which the Company operates have statutory provisions regulating the production and sale of oil and gas, including provisions regarding deliverability. Such statutes, and the regulations promulgated in connection therewith, are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. State regulatory authorities also regulate the amount of oil and gas produced by assigning allowable rates of production to each well or proration unit.
Operating Hazards and Insurance
     General: The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases. The occurrence of any of these events could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above. However, there can be no assurance that any insurance obtained by us will be adequate to cover any losses or liabilities. We cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify its purchase. The occurrence of a significant event, not fully insured or indemnified against, could materially and adversely affect our financial condition and operations.
     Recent Terrorist Activities and the Potential for Military and Other Actions: The continued threat of terrorism and the impact of retaliatory military and other action by the United States and its allies might lead to increased political, economic and financial market instability and volatility in prices for oil and natural gas, which could affect the market for our exploration and production operations. In addition, future acts of terrorism could be directed against companies operating in the United States, and it has been reported that terrorists might be targeting domestic energy facilities. While we believe that the risk to our energy assets is minimal, there is no assurance that we can completely secure our assets or completely protect them against a terrorist attack. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business. In particular, we might experience increased capital or operating costs to implement increased security for our energy assets.
Employees
     Since May 1, 2007 the Company has had only one employee, Mr. Robert D. Burr, serving as President and Acting Chief Financial Officer and two full time contractors working in exploration and prospect development. Prior to May, 2007 the Company had five full time employees and two full time contractors. There was a significant turnover of the major officers of the Company during 2006.
     On April 4, 2007, the Company announced the resignation of W. Wayne Hardin as President and Chief Executive officer, D. Edwin Suhr, Jr. was given thirty days notice of termination as of April 1, 2007, as Senior Vice President of Land and Operations/Secretary and Richard M. Hewitt resigned as a Director. Mr. Hardin’s resignation was effective as of April 3, 2007. Mr. Hewitt’s resignation became effective May 1, 2007. The three remaining employees and other contract personnel located in the Houston, Texas office were given thirty days notice of termination of their employment as of April 1, 2007.
     Since May 1, 2007, only the exploration contract personnel have remained in the Houston, Texas office. At the time of notice of termination, the Company had employment and consulting agreements with three persons. One of the agreements was with an exploration and prospect development contractor. This contractor is still working with the Company under different compensation arrangements although no revised agreements have been executed. The two remaining employment and consulting agreements are with employees no longer associated with the Company. No releases have been obtained but no action has been taken by any parties. The ultimate outcome of these contracts is unknown at this time.
     The Company’s headquarters is now the same as the corporate office of one of its major stockholders, Blue Ridge Group, Inc. (BR Group”). Since moving the Company’s headquarters to Bowling Green Kentucky the Company has not started any new projects except for the exploration contractors in Houston continuing the research and development of new oil and gas prospects. Mr. Burr has been in charge of all administrative matters of the Company and all other business matters of the Company have been fulfilled through independent contractors. Mr. Burr has served the Company without salary during this period. Annually, the Board of Directors determines if any of the executive officers of the Company are eligible for a performance bonus. No performance bonuses were paid during 2007 and 2006.

2.	DESCRIPTION OF PROPERTIES
     During 2007, the Company did not participate in the drilling of any new wells and several of its existing wells have been plugged and abandoned.
     As of December 31, 2007, the Company owns a direct working interest in only 1 producing well, being the Pedigo GU #1 in Texas. All other wells in which the Company previously owned direct participation working interest have been abandoned and plugged. The Company owns a small indirect interest in 1 well in Texas through two different partnership managed by BR Group. The Company owns a small indirect interest in 17 wells through four limited partnership managed by Eagle Energy, Inc. The Eagle Energy wells are located in Kentucky and West Virginia.
     The following tables summarize by geographic area the Company’s developed and undeveloped acreage and gross and net interests in producing oil and gas wells as of December 31, 2007. The term of the undeveloped leasehold acreage ranges from one to three years. Productive wells are producing wells and wells capable of production, including gas wells awaiting pipeline connections and oil wells awaiting connection to production facilities. Wells that are dually completed in more than one producing horizon are counted as one well.
DEVELOPED AND UNDEVELOPED ACREAGE

	Developed Acreage		Undeveloped Acreage
Geographic Area:	Gross Acres	Net Acres	Gross Acres	Net Acres
Texas	—	—	875	875

Totals	—	—	875	875

PRODUCTIVE WELLS

	Gross Wells		Net Wells
Geographic Area:	Oil	Gas	Oil	Gas
Texas	—	2	—	.14
Kentucky	—	11	—	.11
West Virginia	—	6	—	.30

Totals	—	19	—	.56

Key Properties
     The working interest owned by the Company, either directly or indirectly through oil and gas partnerships, is owned jointly with other working interest partners. Management does not believe any of these burdens materially detract from the value of the properties or materially interfere with their use. The following are the primary properties held by the Company as of December 31, 2007:
Developed Properties:
     Pedigo #1 well drilled on the Pepperbush Prospect: The Company owns a 13.9% working interest, with a 10.6% net revenue interest in 1 well located in Polk County, Texas which began producing in the second quarter of 2003. The well produces approximately 50 Mcf per day when in production but has experienced periods of time when the well has been shut in for maintenance and repairs for several months.
Bridges #1 well in Shelby County, Texas: The Company owns a 0.7% indirect working interest in this well through two partnerships managed by BR Group.
     In March 2003, the Company transferred all of its rights and interest in the Boon’s Camp Partnership, the BR Development 2001-II Partnership, the BR Development Plus 2000 Partnership and the BR Private Development 2001-A Partnership to Eagle Energy, Inc. (a company formed by the Company’s former president) in exchange for a 1% interest in these four limited partnerships. In addition, the Company still retains its 25% ownership as a limited partner through its direct investment in the BR Development Plus 2000 Partnership.
     During 2007 the Company received total cash flow of approximately $14,000 from its interest in the partnerships operated by BR Group and Eagle Energy. During 2006, the total cash flow was approximately $92,000 and was primarily from the sales proceeds of the certain properties owned by the BR Development Plus 2000 Partnership.
Undeveloped Properties:
     McAllen Project: The Company has identified a prospect in South Texas containing approximately 875 acres. The Company has seismic data in the area and has determined a viable drilling prospect exists. The Company has purchased approximately 427 mineral acres and has secured paid up oil and gas leases covering an additional 448 acres on this prospect. The Company has subsequently sold this property in February, 2008.
     South Texas El Sauz Project: The Company has entered into a pilot project with Deeside Energy LLC to evaluate three 3D seismic shoots in South Texas. The initial results of the pilot program look promising. A total of 400 square miles have been reviewed and as of December 2007, the Company has identified six possible different prospects on the Project. The Company is seeking an industry partner for participation whereby the Company would retain a carried working interest and a prospect fee.
Dry Holes and Abandonment of Properties during 2007
     The following properties were previously reported by the Company as key developed properties and are now sold or abandoned:
     The Stephens #1 well drilled on the Yarrow Prospect in Polk County, Texas was plugged and abandoned in 2007.
     The Arco Fee # 1-R well drilled on the West Pebble Island Prospect in Tyler County, Texas was sold in 2007.
     The Company has abandoned its interest in the Homestake #1, the Keegan Gibson #1, the Stephens #1, the Mary Lyne #1, and Hilda Henry #1 wells.

Title to Properties
     In the normal course of business, the operator of each lease has the responsibility of examining the title on behalf of all working interest partners. Title to substantially all significant producing properties of the Company has been examined by various attorneys. The properties are subject to royalty, overriding royalty and other interests customary in the industry.
     The working interest owned by the Company, either directly or indirectly through the oil and gas partnerships, is owned jointly with other working interest partners and is subject to various royalty and overriding royalty interest, which generally range in total between 20%-30% on each property. Management does not believe any of these burdens materially detract from the value of the properties or materially interfere with their use.
Production and Sales Price
     The following table summarizes the sales volumes of the Company’s net oil and gas production expressed in barrels of oil. Equivalent barrels of oil were obtained by converting gas to oil on the basis of their relative energy content — six thousand cubic feet of gas equals one barrel of oil. During 2007 and 2006, the average selling price for natural gas was $6.38 and $6.77 per Mcf, respectively, and the average selling price for oil was $63.52 and $55.93 per barrel, respectively.

	Net	Net
	Production	Production
	For the Year	For the Year
	12/31/07	12/31/06
Net Volumes (Equivalent Barrels)	1,152	3,453
Average Sales Price per Equivalent Barrel	$44.04	$56.77
Average Production Cost per Equivalent Barrel (includes production taxes)	$32.59	$27.86
     The Average Production Cost per Equivalent Barrel represents the Lease Operating Expenses divided by the Net Volumes in equivalent barrels. Lease Operating Expenses includes normal operating costs such as pumper fees, operator overhead, salt water disposal, repairs and maintenance, chemicals, equipment rentals, production taxes and ad valorem taxes.
Net Proved Oil and Gas Reserves
     Presented below are the estimates of the Company’s proved reserves. All of the Company’s proved reserves are located in the United States.
     Proved Developed and Undeveloped Reserves:

	December 31, 2007		December 31, 2006
		Natural		Natural
	Oil	Gas	Oil	Gas
	(Bbls)	(Mcf)	(Bbls)	(Mcf)
Balance, Beginning of Year	39,364	1,103,000	34,768	1,562,390
Extensions, discoveries and other additions Revisions of previous estimates	(7,797)	(8,659)	6,399	(400,492)
Sales of minerals in place	(7,019)		—	(49,000)
Production	(262)	(5,341)	(1,803)	(9,898)

Balance, End of Year	24,286	1,089,000	39,364	1,103,000

Proved Developed Reserves	—	6,000	15,078	20,000

Bbls: Barrels of oil
Mcf: Thousand cubic feet of gas
     In estimating the oil and natural gas reserves, the Company, in accordance with criteria prescribed by the SEC, uses a December 31, 2007 and 2006 price, without escalation; however, gas prices are adjusted for heating value content (Btu) and oil prices are adjusted for any transportation costs. The SEC allows exceptions in those instances where fixed and determinable gas price escalations are covered by long-term contracts but the Company does not have any such contracts. Future prices received for the sale of product may be higher or lower than the prices used in the evaluation described above and the operating costs relating to such production may also increase or decrease from existing levels.

Drilling Activities

	Oil Wells		Gas Wells		Dry Wells
	2007	2006	2007	2006	2007	2006
Exploratory Wells	—	2	—	—	—	6
Development Wells	—	—	—	—	—	—

Total Wells	—	2	—	—	—	6

     The Company drilled 0 wells in year 2007 and 8 wells in 2006 resulting in 6 dry holes and 2 marginal producing wells later abandoned in 2007. The Company’s portion of leasehold costs and wells cost which have been expensed in 2006 was $282,731. As of December 31, 2007 there were no wells in progress being drilled or completed.

3.	LEGAL PROCEEDINGS
     The Company has liabilities to various vendors with past due amounts. Unless the Company secures additional funds from additional debt or equity instruments the Company will not be able to meet the timely payment of its liabilities. The Company also has significant monthly payments for notes payable it is currently unable to pay. All the Company notes payable will mature and be due in full during the year 2008. The Company will seek to renegotiate and extend the term of its existing notes payable but may be unable to negotiate revised due dates for its various debt obligations. This may result in collection litigation and potential future judgments against the Company. Other than the potential claims from vendors and the current lenders of the Company’s long term debt, neither the Company nor any of its properties is subject to any material pending legal proceedings.

4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
     None
PART II

5.	MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
     The Common Stock of the Company is thinly traded on the OTC Bulletin Board with “BYCX” as its stock symbol. The range of high and low bid information for each quarter since January 1, 2006 is as follows:

	High Bid	Low Bid
March 31, 2006	$2.36	$1.95
June 30, 2006	2.49	1.95
September 30, 2006	2.11	1.75
December 31, 2006	2.27	0.85

March 31, 2007	$0.99	$0.40
June 30, 2007	0.49	0.12
September 30, 2007	0.31	0.21
December 31, 2007	0.48	0.22
     These quotations reflect inter dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

Dividend Information
     No cash dividends have been declared or paid on the Company’s Common Stock since the Company’s inception. The Company has not paid, nor does it intend to pay, cash dividends on its Common Stock in the foreseeable future. We intend to retain earnings, if any, for the future operation and development of our business. The Company’s dividend policy will be subject to any restrictions placed on it in connection with any debt offering or significant long-term borrowing.
     Cash dividends of 12% per annum have been paid quarterly on the Company’s Series E Preferred Stock since the date of issuance. As of December 31, 2007, a payable for the fourth quarter dividend was recorded as a component of accounts payable and accrued expenses on the balance sheet and there are no unpaid cumulative dividends. The Series E Preferred Stock was automatically converted to common stock effective December 31, 2007. The accrued dividend payable as of December 31, 2007 was paid in January, 2008 and represented the final dividend payment on the Company’s preferred stock.
Recent Sales of Unregistered Securities
     During the fourth quarter 2007, the Company sold 256,000 common shares of common stock at $0.25 per share for total proceeds to the Company of $64,000 under an exempt private placement basis pursuant to Regulation S. This offering was made outside the United States to eligible sophisticated investors.
     On December 31, 2007, the Company’s 23,300 shares of Series E preferred shares were automatically converted into 116,500 shares of common shares on the basis of 5 shares of common for 1 share of preferred in accordance with the original terms of the offering.
     In 2006, the Company sold 315,000 shares of common stock at $1.00 per share for total proceeds to the Company of $315,000 under an exempt private placement basis pursuant to Regulation S (the “Regulation S Offering”). This offering was made outside the United States to eligible sophisticated investors. Each Unit sold consisted of one share of common Stock and one Warrant, which expired on December 31, 2007 (“Regulation S Warrant”) to acquire one share of Common Stock at a price of $1.75 per share. This offering was closed in June, 2006.
     In 2006, the Company sold 110,000 shares of common stock at $1.00 per share for total proceeds to the Company of $110,000 under an exempt private placement basis pursuant to Regulation D (the “US Exempt Offering”). This offering was made inside the United States to accredited investors as defined in Regulation D. Each Unit sold consisted of one share of common Stock and one Warrant, which expired on December 31, 2007 (“US Warrant”) to acquire one share of Common Stock at a price of $1.75 per share. This offering was closed in June, 2006.
     In 2006, the Company sold 105,000 Units pursuant to a private placement outside the United States under Regulation S at a price of $1.25 per Unit to eligible purchasers for total proceeds to the Company of $131,250. Each Unit consisted of one common share and one-half of one non-transferable share purchase warrant (the “Warrants”) with each whole Warrant entitling the holder thereof to purchase one additional common share (the Warrant Shares”) of the Company’s common stock at a price of $2.00 at any time up until 4:00 pm Central time on the date that is two years from the date of issuance of the Warrants. The Company incurred $31,000 of issuance costs in connection with these subscriptions.
     In 2006, 1,075,000 common stock warrants were exercised at $0.50 per share for total proceeds to the Company of $537,500. These warrants were from the 2004 and 2005 offering to Non-U.S private investors, through a restricted stock placement arrangement on an exempt private placement basis pursuant to Regulation S (the “Offering” referred to below). By Board of Directors resolutions the exercise period was extended to December 31, 2006 and the period to exercise warrants under this offering has now expired.
In 2006, 11,200 Series E warrants were exercised at $0.40 per share for total proceeds to the Company of $4,480.
     In 2006, 224,276 common stock options were exercised by the officers and directors of the Company for total proceeds to the Company of $5,000.

Shareholder Information
     As of December 31, 2007, there were approximately 600 shareholders of record of the Company’s Common Stock.

6.	MANAGEMENT’S DISCUSSION AND FINANCIAL ANALYSIS OF FINANCIAL CONDITION
     The following discussion is intended to assist in an understanding of the Company’s financial position and results of operations for each year of the two year periods ended December 31, 2007 and 2006. The financial statements and the notes thereto, which follow, contain detailed information that should be referred to in conjunction with the following discussion.
Financial Overview
     Bayou City Exploration, Inc., (the “Company”), a Nevada corporation, was organized in November 1994, as Gem Source, Incorporated (“Gem Source”), and subsequently changed the name to Blue Ridge Energy, Inc. in May 1996. In September 2005, the Company changed its name to Bayou City Exploration, Inc.
     On April 4, 2007, the Company announced the relocation of their corporate headquarters to 632 Adams Street, Suite 700, Bowling Green, Kentucky 42101 in order to decrease overhead, consolidate operations and reduce the number of personnel on staff. This move was completed in May, 2007. The Company’s executive office in the year 2006 was located at 10777 Westheimer, Suite 170, Houston, Texas, 77042. Since relocating the Company’s headquarters to Bowling Green, Kentucky the Company has maintain only the geological contract staff in the Houston office for the continued development and sale of the Company’s prospects.
     On April 4, 2007, the Company announced the resignation of W. Wayne Hardin as President and Chief Executive officer. D. Edwin Suhr, Jr. was given thirty days notice of termination as of April 1, 2007, as Senior Vice President of Land and Operations/Secretary and Richard M. Hewitt resigned as a Director. Mr. Hardin’s resignation was effective as of April 3, 2007. Mr. Hewitt’s resignation became effective May 1, 2007. The three remaining employees and other contract personnel located in the Houston, Texas office were given thirty days notice of termination of their employment as of April 1, 2007. Since May 1, 2007, only the exploration contract personnel have remained in the Houston, Texas office.
     The Company also announced that Robert D. Burr has been appointed President and Chief Executive Officer of the Company by the Board on an interim basis as of April 3, 2007 while the Company continues to search for new executive management during this transitional phase of the Company. Mr. Burr remains the sole officer of the Company through the date of this filing and has served the Company without salary during this period
     Our financial statements have been presented on the basis that we are a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The independent registered public accounting firms’ reports on our financial statements as of and for the years ended December 31, 2007 and 2006 includes an explanatory paragraph that states that we have experienced recurring losses from operations without establishing a sufficient ongoing source of revenues that raises a substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. For the years ended December 31, 2007 and 2006 our statement of operations reflects a net loss from continued operations of $1,464,000 and $3,891,000, respectively.
     Our ability to meet future cash and liquidity requirements is dependent on a variety of factors, including our ability to raise more capital, successfully negotiate extended payment terms with our creditors and holders of the Company’s notes payable and the implementation of a restructuring plan for the Company. The presence of the going concern note may have an adverse impact on our relationship with third parties such as potential investors. If we are unable to continue as a going concern we would have to liquidate our remaining assets, if any. This would have a material adverse effect on your investment with the Company.

Critical Accounting Policies and Estimates
     Financial Statements and Use of Estimates: In preparing financial statements, management is required to select appropriate accounting policies and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.
     Stock Options: Effective January 1, 2006, the Company accounts for stock options in accordance with revised Statement of Financial Accounting Standards (SFAS) No. 123, Share-Based Payment (SFAS 123(R)). Accordingly, stock compensation expense has been recognized in the statement of operations based on the grant date fair value of the options for the period ended December 31, 2006. No stock compensation expense was required to be recognized in the year ended December 31, 2007. Prior to January 1, 2006, the Company accounted for stock compensation cost in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25) as permitted by SFAS 123 as originally issued. Under APB 25, stock compensation expense was recognized only if the options had intrinsic value (difference between option exercise price and the fair market value of the underlying stock) at the date of grant. As the Company issued all options with an exercise price equal to the grant date market value of the underlying stock, no compensation expense had previously been recorded by the Company.
     Under SFAS 123(R), the fair value of options is estimated at the date of grant using a Black-Scholes-Merton (“Black-Scholes”) option-pricing model, which requires the input of highly subjective assumptions including the expected stock price volatility. Volatility is determined using historical stock prices over a period consistent with the expected term of the option. The Company utilizes the guidelines of Staff Accounting Bulletin No. 107 (SAB 107) of the Securities and Exchange Commission relative to “plain vanilla” options in determining the expected term of option grants. SAB 107 permits the expected term of “plain vanilla” options to be calculated as the average of the option’s vesting term and contractual period. The Company has used this method in determining the expected term of all options. The Company has several awards that provide for graded vesting. The Company recognizes compensation cost for awards with graded vesting on a straight-line basis over the requisite service period for the entire award. The amount of compensation expense recognized at any date is at least equal to the portion of the grant date value of the award that is vested at that date.
     Oil and Gas Activities: The accounting for upstream oil and gas activities (exploration and production) is subject to special accounting rules that are unique to the oil and gas business. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Company has elected to use the successful efforts method. A description of our policies for oil and gas properties, impairment and direct expenses is located in Note 1 to our financial statements.
The successful efforts method reflects the volatility that is inherent in exploring for oil and gas resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include seismic costs (G&G costs), other exploratory costs (carrying costs) and exploratory dry hole costs. Under the full cost method, these costs would be capitalized and then expensed (depreciated/amortized) over time.
     Oil and Gas Reserves: Proved oil and gas reserves, as defined by SEC Regulation S-X Rule 4-10(a) (2i), (2ii), (2iii), (3) and (4), are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Engineering estimates of the Company’s oil and gas reserves are made using all available geological and reservoir data, as well as production performance data, and these are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved.” Proved reserve estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation, depletion and amortization rates.

     Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation, depletion and amortization (DDA) expense and impairment expense, and in disclosing the supplemental standardized measure of discounted future net cash flows relating to proved oil and gas properties. Producing properties’ DDA rates for capitalized costs are determined based on the units of oil or gas produced. Therefore, assuming all other variables are held constant, an increase in estimated proved reserves decreases the DDA expense. Also, estimated reserves are often used to calculate future cash flows from our oil and gas operations, which serve as an indicator of fair value in determining whether a property is impaired or not. The larger the estimated reserve, the less likely the property is impaired. Further, material changes in the estimated volumes of reserves could have an impact on the DD&A rate calculation and the financial statements.
     Capitalized Prospect Costs: The Property and Equipment balance on the Company’s balance sheets include oil and gas property costs that are excluded from capitalized costs being amortized. These amounts represent investments in undeveloped leasehold acreage and work-in-progress exploratory wells. The Company excludes these costs on a property-by-property basis until proved reserves are found, until the lease term expires or if it is determined that the costs are impaired. All costs excluded are reviewed annually to determine if any of these conditions have occurred; if so, the capitalized amount is transferred to abandonment expense and recorded to the statement of operations.
     Impairments: If circumstances indicate that the carrying amount of an asset or investment, including oil and gas properties, may not be recoverable, this asset may be considered “impaired,” and an impairment loss may be recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The amount of impairment loss is the difference between the carrying amount of the asset and its fair value. It is difficult to precisely estimate fair value because quoted market prices for our assets are not easily available. We use all readily available information in determining an amount that is a reasonable approximation of fair value, including the net present value of future net cash flows based on reserve quantities as indicated above. Once impairment is identified, the impairment expense is calculated based on the difference between the net book value of the asset and the discounted future net cash flows estimated utilizing a 10% discount rate, as required by SFAS No. 69, “Disclosures about Oil and Gas Producing Activities.”
Results of Operations
     The Company reported a net loss of $1,464,000 in 2007, as compared to a net loss of $3,891,000 in 2006. The decrease in the net loss is primarily due to the Company’s decision to terminate all employees at the end of April, 2007 and move its corporate headquarters to Bowling Green, Kentucky. On a per share basis, which takes into account cash dividends paid on the Series E Preferred Stock, the Company had a net loss of $0.06 and $0.16 per share in 2007 and 2006, respectively.
     Operating Revenues: Operating revenues totaled $50,000 in 2007 as compared to $299,000 in 2006 which is an 83% decrease from 2006. The decrease is a result of no sales of oil and gas prospects for a profit in 2007 and also reduced oil and gas sales due to the abandonment and sale of properties during 2007.
     Direct Operating Costs: Direct operating costs for the producing oil and gas wells totaled $38,000 in 2007 compared to $96,000 in 2006. This decrease in expenses is a result of the wells being abandoned in 2007.
     Other Operating Expenses: Other operating expenses includes impairment, abandonment, and dry hole costs, exploration costs, depreciation, depletion and amortization expense, accretion expense, and marketing costs. Other operating expenses decrease by 66% to $625,000 in 2007 compared to $1,830,000 in 2006. This decrease of $1,205,000 is primarily due to the decrease of $783,000 in impairment abandonment, and dry hole costs, a $183,000 decrease in exploration costs, and a decrease of $222,000 in marketing costs. Because of a lack of operation funds the Company substantially eliminated is staff, and has relied primarily on independent contractors for exploration effects, although exploration efforts have been reduced because of lack of available funds. Marketing costs were virtually eliminated after May 1, 2007.

     General And Administrative Costs: General and administrative costs were $850,000 in 2007 compared to $2,441,000 for 2006, a decrease of $1,591,000, or 65%. The 2006 amount includes $833,000 related to stock compensation expense recognized by the Company due to the adoption and implementation of SFAS 123(R). The remaining reduction is a result of the significant reduction in employees effective May 1, 2007.
     Other Income, Net: Other income in 2006 included a $202,000 gain realized from the sale of oil and gas properties in Kentucky and West Virginia.
     Income Taxes: The Company had no federal or state income tax benefit in 2007 or in 2006, as a result of its continued net loss. Based on the continued net losses, a full valuation allowance has been recorded against the deferred tax assets associated with the net operating loss carry forwards. The Company has an estimated net operating loss carry forward of 8,804,000 and $7,263,000 as of December 31, 2007 and 2006 respectively. Under Internal Revenue Code (IRC) Section 382, a change in ownership occurred on December 31, 2004 with the issue of the additional shares from the private stock placement. This rule will limit the NOL carry forward amount to $267,000 per year. These NOLs begin expiring in 2020 if not utilized.
Balance Sheet Review
     Assets: The Company’s total assets decreased $1,834,000 from $2,371,000 as of December 31, 2006 to $537,000 as of December 31, 2007. Property costs decreased $100,000 primarily due to the sale of the Arco Fee #1 well and the abandonment of various undeveloped lease costs. The Company’s current assets decreased $1,734,000from $1,769,000 as of December 31, 2006 to $35,000 as of December 31, 2007 due to the use of the Company’s prior year cash balance to finance the Company’s operating overhead in a year of minimal income. In addition the Company recognized a reserve for potentially uncollectible accounts receivable as of December 31, 2007 in the amount of $241,000.
     Liabilities: The Company’s liabilities decreased to $1,448,000 as of December 31, 2007 compared to $1,855,000 as of December 31, 2006. The Company reduced is accounts payable and accrued expenses by $515,000 primarily by loans from BR Group and other related parties during 2007. During 2007, BR Group loaned the Company $316,000 under a line of credit, Peter Chen, a minority shareholder loaned the Company $100,000, and another minority shareholder advanced the Company $85,000. These funds were used to finance the Company’s operating overhead and the payment of accounts payable.
     The Company’s liabilities to third parties as of December 31, 2007 included $519,000 in trade payables and accrued expenses, $51,000 in drilling advances, and $12,000 in notes payable. The Company’s liabilities to related parties includes $282,000 in trade payables and accrued expenses, $540,000 in notes payable due to related parties as of December 31, 2007. In addition, the long-term P&A Cost liability was $44,000 at December 31, 2007.
     Stockholders’ Equity: Total stockholder’s equity of the Company decreased $1,428,000 to a deficit of $911,000 at December 31, 2007. This decrease is as a result of the 2007 net operating loss of $1,464,000, dividends to the preferred stock holders of $28,000, while being offset by $64,000 capital raised from the sale of common stock.
     Capital Resources and Liquidity: The Company’s current ratio (current assets / current liabilities) was .03 to 1 as of December 31, 2007 compared to 1.03 to 1 as of December 31, 2006. The change in the current ratio from 2006 to 2007 is a result of the use of substantially all the Company’s cash reserves plus incurring additional debt to finance the 2007 operating deficit plus reduce existing payables to third parties.
     The Company’s sources of cash during 2007 were from $64,000 in sales of common stock plus $501,000 in loans from BR Group and other related parties in addition to the $50,000 in oil and gas sales. The Company’s sources of cash during 2006 were $1,103,000 in proceeds from the sale of stock, the exercise of common stock options and common stock warrants plus $298,000 in prospect fee, management fee, and oil and gas sales.
     During 2007 the Company relied primarily upon loans from related parties while in 2006 the Company relied primarily upon the sale of equity securities to fund its operations. Management intends to fund further growth with the issuance of debt and equity securities and the sale of oil and gas prospects for a profit. Given the Company’s current financial condition, there is no assurance the Company will be able to raise any cash for future operations through the issuance of debt or equity securities.

     As of December 31, 2007, the only contractual obligation, other than obligations under certain employment and consulting agreements (See 8B below), which is not recorded on the balance sheet, relates to the office lease in Houston, Texas. This operating lease expires on June 30, 2008 and calls for future minimum lease payments of $57,665 in 2008.

7.	FINANCIAL STATEMENTS
     The response to this item is set forth herein in a separate section of this Report, beginning on Page F-1.

8.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
     The Company elected to change auditors for its 2007 financial statements. The accounting firm of Killman, Murrell & Company, PC was retained to audit its December 31, 2007 financial statements. The Company had no disagreements with its previous auditors, Mountjoy & Bressler, LLP who audited the Company’s December 31, 2006 financial statements

8A.	CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Item 307 of Regulation S-K requires the Company’s principal executive and principal financial officers, or persons performing similar functions to disclose their conclusions regarding the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Act”)) as of the end of the period covered by the report. In July, 2008, the Company received an SEC comment letter indicating that it did not appear the management of the Company had performed its assessment of internal control over financial reporting as of December 31, 2007. Under section 404 of the Sarbanes-Oxley Act, the Company was required to include in its Form 10-KSB filing as of December 31, 2007 a report by management of its assessment of the Company’s internal control over financial reporting. This assessment was not complete as of December 31, 2007 and the required disclosures were not included in the original filing.
Our Chief Executive Officer (CEO) and Acting Chief Financial Officer (ACFO) evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007. Based upon the failure of the Company to include the required report by management of its assessment of the Company’s internal control over financial reporting in its Form 10-KSB for the year ended December 31, 2007, the CEO and ACFO concluded that the disclosure controls and procedures were not effective as of December 31, 2007.
Management’s annual report on internal control over financial reporting has now been completed and is included in this filing of Form 10-KSB/A Amendment No.1. See the report by management included below as a part of this Controls and Procedures section of this amended filing.
The management of the Company believes all other material matters were properly disclosed in its original filing of Form 10-KSB for the year ended December 31, 2007 other than the disclosures now being amended under section 8A — Controls and Procedures and the modification of disclosure to include all required information by items 9, 10, 11, 12, and 14 of Part III.
Changes in Internal Controls over Financial Reporting
The Company maintains a system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. There was no change in our internal control over financial reporting, that occurred during the quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Management’s Annual Report on Internal Control Over Financial Reporting
Under section 404 of the Sarbanes-Oxley Act the Company was required to include in its Form 10-KSB filing as of December 31, 2007 a report by management of its assessment of the Company’s internal control over financial reporting. This assessment was not complete as of December 31, 2007 and the required disclosures were not included in the original filing. The assessment as required has now been completed by management.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Our management has now assessed the effectiveness of the Company’s internal control over financial reporting for the year ended December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Our management has concluded that our internal control over financial reporting as of December 31, 2007 was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with general accepted accounting principles.
This amended annual report on Form 10-KSB/A does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in their annual report.
Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

8B.	OTHER INFORMATION
     On January 1, 2006, the Company entered into an employment agreement with D. Edwin Suhr, Jr. to serve as Senior Vice President Land as well as the Corporate Secretary (“2006 Contract”). Mr. Suhr’s contract was for a one year period and was automatically extended for one additional year at the end of the initial term and each extension period, unless either party gives at least 90 days prior notice, prior to the end of the applicable term. Mr. Suhr’s annual base salary was $120,000. On January 1, 2007, the Company entered into a revised three year employment agreement with Mr. Suhr (“2007 Contract”). The 2007 Contract provides for automatic extensions for one additional year at the end of the initial term and each extension period, unless either party gives at least 30 days prior notice, prior to the end of the applicable term. Mr. Suhr’s annual base salary was increased to $180,000. Mr. Suhr’s 2007 Contract also provided that the Company would grant him the number of shares of restricted Company common stock equal to $30,000 divided by the previous 30 day trading price of the Company stock on each of the anniversary dates of the agreement in 2008, 2009, 2010.
     On December 1, 2006, the Company entered into an employment agreement with James G. Brown to serve as the Drilling and Production Manager. Mr. Brown’s contract is for a three year period and provides for automatic extensions for one additional year at the end of the initial term and each extension period, unless either party gives at least 30 days prior notice, prior to the end of the applicable term. Mr. Brown’s annual base salary was $168,000. Mr. Brown’s employment contract also provided that the Company would grant him the number of shares of restricted Company common stock equal to $20,000 divided by the previous 30 day trading price of the Company stock on each of the anniversary dates of the agreement in 2007, 2008, 2019.
     Both employment agreements may be terminated by the Company on the death or disability of the officer or in the event the officer engages in any act constituting “cause,” as defined in the agreements. Mr. Suhr’s 2006 Contract also contained a provision allowing the Company to terminate his employment at any time with or without cause on 30 days’ written notice. Both agreements also provide that the officers will be entitled to participate in any other individual or group health insurance, which the Company may from time to time make available to similarly situated employees. The employment agreements contain provisions providing for non-disclosure of proprietary information and surrender or records and contains a covenant not to solicit, divert or appropriate any Restricted Clients (as defined in the agreements) of Company during their employment and for two years following the termination of their employment.
     On September 18, 2006, the Company entered into a Consulting Agreement with Bart Birdsall to provide consulting services to evaluate geology and geophysical data in areas of interest to the Company and to identify certain drilling prospects. The Consulting Agreement provides that Mr. Birdsall would be paid $700 per day as well as 1% overriding royalty interest reduced to the net mineral interest acquired in each oil and gas prospect identified by Mr. Birdsall and accepted by the Company. The term of the agreement is until December 31, 2009 and the contract will be automatically extended for additional one year terms unless either party gives at least 30 days prior notice, prior to the end of the applicable term. The full text of the three employment agreements and the consulting agreement were filed as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, with its Form 10-KSB filed for the year ended December 31, 2007.
     The Company gave Messrs. Suhr, Brown and Birdsall 30 days notice of termination of their employment or agreement with the Company as of May 1, 2007. Messrs. Suhr and Brown are no longer associated with the Company. Messr. Birdsall has continued to provide exploration efforts to the Company on a contract basis since May 1, 2007. The Company has not obtained a release from these contracts. The ultimate outcome of these contracts is unknown at this time.
PART III

9.	Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act
The directors of the Company as of July 31, 2008 are as follows:

Director	Age	Company Position or Office	Director Since

Robert D. Burr	62	Chairman, President and CEO	1996

Harry J. Peters	64	Director	2000

Gregory B. Shea	45	Director	1999
ROBERT D. BURR, age 62, Bowling Green, Kentucky, was named interim president and Chief Executive Officer in April, 2007, and has been Chairman of the Board of the Company since May 1996. He served as President and Chief Executive Officer from May 1996 until March 1, 2000. Mr. Burr has also been the Chairman of the Board, President and Chief Executive Officer of Blue Ridge Group, Inc. (“BR Group”) since August 1993. Mr. Burr is a native of Port Arthur, Texas and attended McNeese State College, Lake Charles, Louisiana. He has been active for over 25 years in the oil and gas business with a myriad of companies.
HARRY J. PETERS, age 64, Bowling Green, Kentucky, served as Senior Vice President and Chief Operating Officer (COO) from May 2003 through September 2005. He was Senior Vice President-Acquisitions from August 2000 to April 2003. Mr. Peters served the Company as Senior Vice President-Sales and Marketing from April 2000 to July 2000 and has served as a Director since April 2000. A native of New York, he has over 30 years of experience in sales and marketing, both domestic and international. Over the years, he has developed close working relationships with investment bankers, institutional investors and securities dealers while directing market financing of reserve purchases, and raising drilling risk capital and venture capital for wells in Texas, Kentucky, Oklahoma, Louisiana, Colorado, West Virginia and Utah. Mr. Peters has been a director and Senior Vice President-Sales and Marketing of BR Group since April of 1999. He is a graduate of St. Michaels College in Sante Fe, New Mexico.
GREGORY B. SHEA, age 45, Bowling Green, Kentucky, has been a Director since 1999. From 1999 through June 2005, Mr. Shea served as Senior Vice President-Operations of the Company and from May 2002 through June 2005 he also served as Secretary-Treasurer. Mr. Shea has previously managed BR Group’s and Bayou City Exploration, Inc.’s Kentucky drilling and field operations, drilling over 350 wells from 1997 to 2002. During that time, Mr. Shea was also President of Blue Ridge Builders, Inc., a residential and commercial construction company in Bowling Green, Kentucky and a majority-owned subsidiary of BR Group since November 1994. Blue Ridge Builders, Inc. is responsible for the construction of over 70 properties in Kentucky and Tennessee. He was elected a Director of BR Group in February 1995. Between 1981 and 1986, he attended North Texas State University. Mr. Shea is also the son-in-law of Mr. Burr.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934
     Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (“SEC”). Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms filed by them.
     The Company believes that during the 2007 fiscal year, its officers, directors and 10% shareholders complied with the Section 16(a) filing requirements in a timely fashion.
REPORT OF THE AUDIT COMMITTEE
     As of the date of this filing, the Company has not appointed members to an audit committee and an audit committee does not exist. Therefore, the role of an audit committee has been conducted by the Board of Directors of the Company.
     The Company intends to establish an audit committee. When established, the audit committee will be comprised of at least two disinterested members. The audit committee’s primary function will be to provide advice with respect to the Company’s financial matters and to assist the Board of Directors in fulfilling its oversight responsibilities regarding finance, accounting, tax and legal compliance. The audit committee’s primary duties and responsibilities will be: (i) to serve as an independent and objective party to monitor the Company’s financial reporting process and internal control system; (ii) to review and appraise the audit efforts of the Company’s independent accountants; (iii) to evaluate the Company’s quarterly financial performance as well as its compliance with laws and regulations; (iv) to oversee management’s establishment and enforcement of financial policies and business practices; and (v) to provide an open avenue of communication among the independent accountants, management and the Board of Directors.
     Currently, the entire Board of Directors performs the duties of an Audit Committee and oversees the Company’s financial reporting process. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Board of Directors reviewed the interim financial statements filed quarterly and the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. At this time, the Board of Directors does not have a financial expert because of its small company size, however, the Board of Directors intends to appoint a financial expert in the future.

10.	Executive Compensation
     The following table shows information for the year ended December 31, 2007 regarding the compensation of both our Chief Executive Officers, and each of our two other most highly compensated executive officers as of December 31, 2007, whom we refer to collectively as the “Named Executive Officers,” for service in all capacities with our company and our subsidiaries.

SUMMARY COMPENSATION TABLE

							Change in
							pension value
							and non-
						Non-equity	qualified
Name and				Stock	Option	incentive plan	deferred	All other
Principal		Salary	Bonus	Awards	Awards	compensation	compensation	compensation	Total
Position	Year	($)	($)	($)	($)	Non-Equipty	earnings ($)	($)	($)
Wayne T. Harden President and CEO (1)	2007	$55,000	—	—	—	—	—	—	$55,000
Robert D. Burr President and CEO (2)	2007	—	—	—	—	—	—	—	—
D. Edwin Suhr, Jr. Senior Vice President Lan/Secretary (3)	2007	$60,000	—	—	—	—	—	—	$60,000

(1)	Mr. Harden resigned effective April 4, 2007.

(2)	Mr. Burr has served as President and CEO since April 4, 2007 with no compensation.

(3)	Mr. Suhr resigned effective May 1, 2007.

Employment Agreements
     On January 1, 2006, the Company entered into an employment agreement with D. Edwin Suhr, Jr. to serve as Senior Vice President Land as well as the Corporate Secretary (“2006 Contract”). Mr. Suhr’s contract was for a one year period and was automatically extended for one additional year at the end of the initial term and each extension period, unless either party gives at least 90 days prior notice, prior to the end of the applicable term. Mr. Suhr’s annual base salary was $120,000. On December 29, 2006, the Company entered into a revised three year employment agreement effective January 1, 2007 with Mr. Suhr (“2007 Contract”). The 2007 Contract provided for automatic extensions for one additional year at the end of the initial term and each extension period, unless either party gives at least 30 days prior notice, prior to the end of the applicable term. Mr. Suhr’s annual base salary was increased to $180,000. Mr. Suhr’s 2007 Contract also provided that the Company would grant him the number of shares of restricted Company common stock equal to $30,000 divided by the previous 30 day trading price of the Company stock on each of the anniversary dates of the agreement in 2008, 2009, 2010.
     The 2007 Contract could have been terminated by the Company on the death or disability of Mr. Suhr or in the event the Mr. Suhr engaged in any act constituting “cause,” as defined in the agreement. Mr. Suhr’s 2006 Contract also contained a provision allowing the Company to terminate his employment at any time with or without cause on 30 days’ written notice. Both agreements also provide that Mr. Suhr would have been entitled to participate in any other individual or group health insurance, which the Company may from time to time make available to similarly situated employees. The 2007 Contract contained provisions providing for non-disclosure of proprietary information and surrender or records and contains a covenant not to solicit, divert or appropriate any Restricted Clients (as defined in the agreements) of Company during his employment and for two years following the termination of their employment. The Company gave Mr. Suhr 30 days notice of termination of employment as of April 1, 2007. To date there has been no negotiated settlement of this contract.
STOCK OPTION PLAN
     On February 22, 2005, the Board of Directors approved the Bayou City Exploration, Inc. (formerly Blue Ridge Energy, Inc.) 2005 Stock Option and Incentive Plan (the “Stock Option Plan”). The Stock Option Plan allows for the granting of stock options to eligible directors, officers, employees, consultants and advisors.
     Effective January 1, 2006, the Company accounts for the Plan in accordance with revised Statement of Financial Accounting Standards (SFAS) No. 123, Share-Based Payment (SFAS 123(R)). Accordingly, stock compensation expense has been recognized in the statement of operations based on the grant date fair value of the options for the period ended December 31, 2006. Prior to January 1, 2006, the Company accounted for stock compensation cost under the Plan in accordance with Accounting Principles

Board Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25) as permitted by SFAS 123 as originally issued. Under APB 25, stock compensation expense was recognized only if the options had intrinsic value (difference between option exercise price and the fair market value of the underlying stock) at the date of grant. As the Company issued all options with an exercise price equal to the grant date market value of the underlying stock, no compensation expense had previously been recorded by the Company.
     The maximum number of shares with respect to which options may be awarded under the Stock Option Plan is seven million (7,000,000) common shares of which approximately 3,100,000 shares remain available for grant as of December 31, 2007. The following table shows more information about our Stock Option Plan.
EQUITY COMPENSATION PLAN INFORMATION

Number of securities
remaining available for
future issuance under
equity compensation
plans (excluding
	Number of securities to	Weighted-average	securities to be issued
	be issued upon exercise	exercise price of	upon exercise of
	of outstanding options,	outstanding options,	outstanding options,
Plan category	warrants and rights	warrants and rights	warrants, and rights)

Equity compensation plans approved by security holders	3,068,750	$0.428	3,100,000

Equity compensation plans not approved by security holders	None	n/a	None

Total	3,068,750	$0.428	3,100,000
     The following table shows information regarding awards granted to each of our Named Executive Officers under our Stock Option Plan outstanding as of December 31, 2007. There are no outstanding stock awards and no additional stock options have been granted to officers or directors of the company as of July 31, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS

	Number of	Number of
	Securities	Securities	Equity Incentive Plan
	Underlying	Underlying	Awards: Number of
	Unexercised	Unexercised	Securities Underlying
	Options	Options	Unexercised	Option Exercise	Option
	(#)	(#)	Unearned Options	Price	Expiration
Name	Exercisable	Unexerciseable	(#)	($)	Date

Robert D. Burr President and CEO (1)	75,000	—	—	$0.04	04/30/11
	281,250	—	—	$0.04	04/30/12
	967,500	—	—	$0.09	02/22/10
BOARD MEETINGS AND COMPENSATION
     During the year ended December 31, 2007, the Board of Directors of the Company met on one occasion. Each of the Company’s directors attended the meeting of the Board of Directors. While the Company has no formal policy, directors are encouraged to attend the Company’s annual meeting of stockholders. The Company does not have an Audit, Nomination or Compensation Committee.
     Based on the Company’s history and experience without a nominating committee, the Board of Directors believes it is appropriate for the Company to continue operations without a standing nominating committee. Historically, there have not been many vacancies on the Board and the entire Board has identified available, qualified candidates. All directors participate in the consideration of the director nominees. Qualifications for consideration as a director nominee may vary according to the skills and experience being sought to complement the existing Board’s composition. However, in making nominations the Board will consider the individual’s integrity, business experience, industry experience, financial background, time availability and other skills and experience possessed by the individual. The Board of Directors will consider persons for director nomination who are proposed by stockholders. The Board of Directors will evaluate nominees for director on the same basis regardless of whether the nominee is recommended by an officer, director or stockholder. Stockholders who wish to propose a person for consideration by the Board of Directors as a director nominee should send the name of such person, together with information concerning such person’s qualifications and experience, in writing to the Chairman of the Board at the Company’s address.
     During 2007, the directors of the Company received the following compensation for their services as directors of the Company.
DIRECTOR COMPENSATION

	Fees				Non-
	Earned				Qualified
	or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Robert D. Burr	—	—	—	—	—	—	—
Harry J. Peters	—	—	—	—	—	—	—
Gregory B. Shea	—	—	—	—	—	—	—

11.	SECURITIES OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT
     The table below sets forth each stockholder who is known to the Company to be the beneficial owner of more than 5% of the Common Stock of the Company at July 31, 2008. The Securities Exchange Act of 1934 requires certain persons, including the Company’s directors and executive officers, to file reports with the SEC regarding beneficial ownership of certain equity securities of the Company. The Company has relied upon information known to the Company and these SEC beneficial ownership filings in disclosing the following information regarding security ownership of 5% beneficial owners and management.

Name and Address	Amount and Nature of
of Beneficial Owner	Beneficial Ownership		Percent of Class

Robert D. Burr	3,907,721	(1)	14.0%
632 Adams Street, Suite 710 Bowling Green, KY 42101

Blue Ridge Group, Inc.	3,638,371	(2)	13.7%
632 Adams Street, Suite 710 Bowling Green, KY 42101

(1)	Mr. Burr’s beneficial ownership includes vested options of 1,323,750 shares and 2,583,971 shares (71.02% of 3,638,371) of BR Group’s direct ownership of common shares. By virtue of his position as Chairman of the Board of BR Group, Mr. Burr may be deemed to beneficially own the 3,638,371 shares of the Company’s Common Stock beneficially owned by BR Group Mr. Burr disclaims beneficial ownership of these shares except to the extent described in the following sentence. Mr. Burr beneficially owns approximately 71.02% of the outstanding shares of BR Group, which beneficially owns approximately 13.8% of the Company.

(2)	BR Group’s beneficial ownership is attributable to its direct ownership of 3,638,371 shares of the Company’s Common Stock.
     The table below sets forth the beneficial ownership of the Company’s Common Stock by each executive officer, director and director nominee of the Company as of July 31, 2008.

Name of	Amount and Nature of	Percent
Beneficial Owner	Beneficial Ownership (4)	of Class

Robert D. Burr (1)	3,907,721	14.0%

Harry J. Peters (2)	1,012,263	3.7%

Gregory B. Shea (3)	762,263	2.8%

All directors, nominees and officers as a group (3 persons)	5,682,247	20.2%

(1)	Mr. Burr’s beneficial ownership includes vested options of 1,323,750 shares and 2,583,971 shares (71.02% of 3,638,371) of BR Group’s direct ownership of common shares. By virtue of his position as Chairman of the Board of BR Group, Mr. Burr may be deemed to beneficially own the 3,638,371 shares of the Company’s Common Stock beneficially owned by BR Group Mr. Burr disclaims beneficial ownership of these shares except to the extent described in the following sentence. Mr. Burr beneficially owns approximately 71.02% of the outstanding shares of BR Group, which beneficially owns approximately 13.8% of the Company.

(2)	Mr. Peters’ beneficial ownership includes vested options of 947,500 shares and 64,763 shares (1.78% of 3,638,371) of BR Group’s direct ownership of common shares.

(3)	Mr. Shea’s beneficial ownership includes vested options of 697,500 shares and 64,763 shares (1.78% of 3,638,371) of BR Group’s direct ownership of common shares.

(4)	These beneficial ownerships represent vested stock options and options exercisable within 60 days of July 31, 2008.

12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
A. Common Stock Transactions
As of December 31, 2007, there are 26,653,633 shares of common stock issued and outstanding. A total of 3,638,371 shares are held by Blue Ridge Group, Inc. and the remaining 23,015,262 shares are held by approximately 600 shareholders of record.
B. Receivables From Related Parties:
There were no receivables from related parties as of December 31, 2007 or December 31, 2006.
C. Payables and Notes Payable to Related Parties.
As of December 31, 2007 and December 31, 2006 the Company had the following debts and obligations to related parties:

	December	December
	30, 2007	31, 2006
Trade payable to BR Group	$3,000	$27,000
Payable to BR Group for proceeds from sale of asset	23,000	—
Drilling Advances payable to Gulf Coast Drilling Co.	154,000	197,000
Payable to minority shareholders for operating capital	85,000	—
Note payable to BR Group	123,000	130,000
Line of Credit payable to BR Group for operating capital	316,000	—
Note payable to Peter Chen — a minority shareholder	100,000	—
Accrued Interest	18,000	—

Total Payable or Notes Payable to Related Parties	$822,000	$354,000

The promissory note payable to BR Group was originally entered into October 1, 2004, for $500,000 to settle outstanding cash advances received from BR Group during prior periods. The note bears interest at 7.95% for a term of eight years with monthly payments of $7,056 for principal and interest. The note is secured by all oil and gas production income that the Company holds until the note has been paid in full. The Company has failed to make the monthly payments due under the terms of the note for the months of February, 2007 to April, 2008 which total $106,000. The accrued interest amount includes the unpaid interest on this note as of December 31, 2007 in the amount of $7,000.
The line of credit payable to BR Group was executed by the Company on July 17, 2007, in the amount of $250,000 to finance the Company’s operations. During the third and fourth quarters 2007 BR Group approved advancing the Company amounts in excess of the original line of credit amount. As of December 31, 2007 the Company has a liability balance under this line of credit arrangement due BR Group in the amount of $316,000. The line of credit provides for interest at the rate of 8% per annum on the unpaid outstanding balance and is due upon demand. If no demand for payment is made by BR Group, the line of credit balance plus all accrued unpaid interest is due July 17, 2008. The fee mineral acres of the McAllen West Prospect previously secured the line of credit from BR Group. In February, 2008, the Company was successful in selling its McAllen West Prospect and received $358,000. The Company had costs of $300,000 associated with this prospect previously included in property and equipment on the Company’s balance sheet resulting in a $58,000 gain on sale of assets recognized in the Company’s statement of operations for the six months ended June 30, 2008. The sales proceeds from the secured property have not been paid to BR Group. BR Group has not yet demanded the proceeds from the sale to be paid on the secured indebtedness but instead has allowed the sales proceeds to remain in Bayou to be used for operating capital. The Company is under negotiations to extend the terms of its line of credit and allow the Company to continue to retain a portion of the funds from the sale of this secured property for operating capital until additional sources of capital are obtained. No agreement has yet been finalized with BR Group.
During the 2nd and 3rd quarters, 2007, a minority shareholder loaned the Company $85,000 to finance the Company’s operations. No loan documents were executed.
During the 4th quarter, 2007, Peter Chen, a minority shareholder loaned the Company $100,000 to finance the Company’s operations. The Company executed a promissory note on October 4, 2007, the note is due on demand and bears an interest rate of 0%.
On August 1, 2006, the Company sold 18.75% of its original 25% carried interest in the Neches Townsite prospect to BRG in exchange for a reduction of $198,188 in the note payable balance to BR Group. This value was determined based upon 18.75% of the estimated drilling costs of the King #1 well. The King Unit #1 well was drilled on the Neches Townsite prospect and was a dry hole. As of December 31, 2007 and 2006, the Company owed Gulf Coast Drilling Company (an affiliate of BR Group) $154,000 and 197,000, respectively, in drilling advances received for the King Unit #1 well that were in excess of BR Group’s participation interest in the well.
As of December 31, 2007 and 2006, the Company had a trade payable due to BR Group in the amount of $3,000 and $27,100, respectively. During 2006, the Company reimbursed BR Group $223,366 for administrative costs incurred on its behalf, while the Company charged BR Group $7,880 for office and administrative costs. The charge and credit are both recorded as general and administrative costs.
C. Participation Agreement in Oil and Gas Prospects:
During 2007 BR Group did not enter into any new participation agreement with the Company for the drilling of oil and gas wells.
During 2006, BR Group, participated with the Company in the drilling of four different wells on the East Texas Project. All wells were dry holes.
In March, 2006, the Lanier #1 well was drilled and was a dry hole. BR Group paid the Company $62,322 in leasehold cost reimbursement and participated for a 75% working interest in the well. BR Group paid the Company $227,362 for its participation costs for drilling of this well.
In June, 2006, the Holman #1 well was drilled and was a dry hole. BR Group paid the Company $17,227 in leasehold cost reimbursement and participated for a 75% working interest in the well. BR Group paid the Company $224,362 for its participation costs for drilling of this well.
In July, 2006, the Bartosh Unit #1 well was drilled and was a dry hole. BR Group paid the Company $99,972 in leasehold cost reimbursement and participated for a 75% working interest in the well. BR Group paid the Company $215,363 for its participation costs for drilling of this well.
In September, 2006, the King Unit #1 well was drilled and was a dry hole. BR Group paid the Company $78,270 in leasehold cost reimbursement and participated for a 75% working interest in the well. BR Group paid the Company $816,075 for its participation costs for drilling of this well.
During 2006, BR Group paid a total of $40,000 in prospect fees for the above wells. This amount is reported as revenue on the income statement.

13.	EXHIBITS
A) EXHIBITS

23.1	Consent of Independent Consulting Engineer (R. A. Lenser & Associates)

31.1	Section 302 Certification of Chief Executive Officer’s

31.2	Section 302 Certification of Chief Financial Officer’s

32.1	Section 906 Certification of Chief Executive Officer

32.2	Section 906 Certification of Chief Financial Officer

14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
INDEPENDENT AUDITORS
     On March 18, 2008, the Company hired Killman, Murrell & Company, PC (“Killman”) as its independent auditors for auditing the Company’s financial statements for the year ended December 31, 2007. The Company currently intends to engage Killman for the December 31, 2008 audit and the quarterly reviews for the 2008 year. The Company’s financial statements for the year ended December 31, 2006 were audited by the independent audit firm of Mountjoy & Bressler, LLP. Stockholder ratification of the appointment of auditors is not required. It is not anticipated that the auditors will be present at the Annual Meeting.
AUDIT FEES
     The Company incurred $13,599 in audit fees from Mountjoy & Bressler, LLP for the review of three 2007 quarterly 10-QSB reports and the Company incurred $36,189 from Killmann, Murrell & Company PC for its annual December 31, 2007 audit. The Company incurred $102,000 in audit fees from Mountjoy & Bressler, LLP for the review of the three 2006 quarterly 10-QSB reports and the annual December 31, 2006 audit.
TAX FEES
During 2007 the Company engaged an independent CPA firm other than its independent auditors to prepare its 2007 federal and state tax returns. Danny W. Looney, PC billed the Company $2,801 during 2007 for the preparation of the Company’s 2006 federal and state income tax filings. During 2006, Mountjoy & Bressler, LLP billed the Company $10,000 for the preparation of the Company’s 2005 federal and state income tax filings. No other fees were charged by Killmann, Murrell & Company, PC or Mountjoy & Bressler, LLP during 2007 and 2006. The Board of Directors has considered the scope of the above services and concludes these services do not impair the auditor’s independence.
PART IV
Explanatory Note:
Bayou City Exploration, Inc. is filing this Amendment No. 1 on Form 10-KSB/A to amend our annual report for the year ended December 31, 2007. This amendment is being filed in response to a comment we received from the staff of the Division of Corporate Finance of the Securities and Exchange Commission (“SEC”) in connection with the staff’s review of our annual report on Form 10-KSB for the year ended December 31, 2007.
In response to the SEC comment the Company’s management completed its annual report on internal control over financial reporting and modified the Controls and Procedures disclosure under #8A of this filing. Based upon the assessment and the criteria as explained under 8A, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007. Based upon the failure of the Company to include the required report by management of its assessment of the Company’s internal control over financial reporting in its Form 10-KSB for the year ended December 31, 2007, the CEO and ACFO concluded that the disclosure controls and procedures were not effective as of December 31, 2007.
The amendment also included a modification of disclosure to include all required information by items 9, 10, 11, 12, and 14 of Part III. We have made no attempt in this amendment to modify or update the disclosures presented in the original filing other than as noted herein.
SIGNATURES
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bowling Green, State of Kentucky on October 17, 2008.

Bayou City Exploration, Inc.
By:	/s/ Robert D. Burr
Chief Executive Officer and President

By:	/s/ Robert D. Burr
Acting Chief Financial Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in capacities and the dates indicated.

Bayou City Exploration, Inc., Registrant

Date: October 17, 2008

By:	/s/ ROBERT D. BURR

ROBERT D. BURR Director, Chairman of the Board

By:	/s/ Gregory B. Shea	By:	/s/ HARRY J. PETERS

	Gregory B. Shea Director		HARRY J. PETERS Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Bayou City Exploration, Inc.
Bowling Green, Kentucky
     We have audited the accompanying balance sheet of Bayou City Exploration, Inc. as of December 31, 2007, and the related statements of operations, stockholders’ (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou City Exploration, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and its limited capital resources raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Killman, Murrell & Company, P.C.
Killman, Murrell & Company, P.C.
Odessa, Texas

April 13, 2008

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors and
Stockholders of Bayou City Exploration, Inc.
Houston, Texas
     We have audited the accompanying balance sheet of Bayou City Exploration, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou City Exploration, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred negative operating results for each of the last six years and revenues have continued to decline. Additionally, the Company has experienced negative cash flows from operations and has relied on financing from private equity transactions to sustain operations in the past. The future success of raising necessary capital sufficient to sustain operations is uncertain. These conditions raise substantial doubt its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Mountjoy & Bressler, LLP
Louisville, Kentucky
April 20, 2007

BAYOU CITY EXPLORATION, INC.
BALANCE SHEETS

	December 31
	2007	2006
ASSETS

Current Assets
Cash and cash equivalents	$21,714	$1,178,946
Accounts receivable:
Managed limited partnerships	—	12,883
Related party	—	19,081
Trade and other (net of reserve — $241,363 as of December 31, 2007)	13,457	524,277
Prepaid expenses and other current assets	—	33,909

Total current assets	35,171	1,769,096

Property and Equipment, net	494,718	595,244

Other Non-current Assets	7,024	7,024

Total assets	$536,913	$2,371,364

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	$519,051	$1,034,539
Accounts payable-related party	281,965	223,731
AFE advances from JIB owners	51,186	377,439
Current portion of long-term debt	552,138	86,299

Total current liabilities	1,404,340	1,722,008

Long-Term Liability-P&A Costs	43,806	67,291

Long-Term Debt	—	65,483

Total liabilities	1,448,146	1,854,782

Commitments and Contingencies (Notes 8 and 10)	—	—

Stockholders’ Equity
Preferred Stock, $0.001 par value; 5,000,000 shares authorized; Series E; 0 shares issued and outstanding at December 31, 2007; 23,300 shares issued and outstanding at December 31, 2006 (liquidation preference of $233,000 in 2006)	—	23
Common Stock, $0.005 par value; 150,000,000 shares authorized; 26,653,633 shares issued and outstanding at December 31, 2007; 26,276,943 shares issued and outstanding at December 31, 2006	133,268	131,385
Additional paid-in capital	13,276,765	13,214,625
Accumulated deficit	(14,321,266)	(12,829,451)

Total stockholders’ equity (deficit)	(911,233)	516,582

Total liabilities and stockholders’ equity	$536,913	$2,371,364

See accompanying independent auditor’s report
and notes to financial statements

BAYOU CITY EXPLORATION, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31
	2007		2006
Operating Revenue
Prospect fees from related parties	$		$40,000
Prospect fees from others			22,500
Management fees			40,000
Oil and gas sales		49,946	196,025

Total operating revenue		49,946	298,525

Operating Costs and Other Expenses
Lease operating expenses		37,539	96,207
Impairment, abandonment and dry hole costs		292,403	1,074,958
Exploration costs		252,596	435,792
Depreciation, depletion and amortization		67,437	81,615
Accretion expense		—	2,919
Marketing costs		12,779	234,974
General and administrative costs		849,647	2,441,284

Total operating costs		1,512,401	4,367,749

Operating loss		(1,462,455)	(4,069.224)

Other Income (Expense)
Interest and other, net		(20,885)	(23,752)
Gain on sale of assets		19,485	201,813

Loss from continuing operations before income taxes		(1,463,855)	(3,891,163)

Income Tax Provision		—	—

Net loss		(1,463,855)	(3,891,163)

Less Series E Preferred Stock Cash Dividends		(27,960)	(27,960)

Net loss attributable to common stockholders		$(1,491,815)	$(3,919,123)

Net Loss Per Common Share		$(0.06)	$(0.16)

Weighted Average Common Shares Outstanding — Basic and Diluted		26,309,726	25,069,443

See accompanying independent auditor’s report
and notes to financial statements

BAYOU CITY EXPLORATION, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount
Balance, December 31, 2005	23,300	$23	24,436,467	$122,182

2006 Regulation S Offering at $1.25 per share	—	—	105,000	525
2005 Regulation S Offering at $1.00 per share	—	—	315,000	1,575
2005 Regulation D Offering at $1.00 per share	—	—	110,000	550
Exercise of common stock warrants	—	—	1,075,000	5,375
Exercise of Series E Warrants	—	—	11,200	57
Exercise of Common Stock Options	—	—	311,334	1,556
Rescission of Common Stock Options	—	—	(87,058)	(435)

Balance, December 31, 2006	23,300	$23	26,276,943	$131,385

2007 Regulation S Offering at $0.25 per share	—	—	256,000	1,280
Conversion of Series E Preferred Shares to Common	(23,300)	(23)	116,500	582
Correction of Common Shares	—	—	4,190	21

Balance, December 31, 2007		$—	26,653,633	$133,268

	Additional	Accumulated
	Paid-in Capital	Deficit	Total
Balance, December 31, 2005	$11,318,377	$(8,910,328)	$2,530,254

2006 Regulation S Offering at $1.25 per share	130,725	—	131,250
2005 Regulation S Offering at $1.00 per share	313,425	—	315,000
2005 Regulation D Offering at $1.00 per share	109,450	—	110,000
Exercise of common stock warrants	532,125	—	537,500
Exercise of Series E Warrants	4,423	—	4,480
Exercise of Common Stock Options	3,444	—	5,000
Rescission of Common Stock Options	435	—	—
Stock Issuance Costs	(31,000)	—	(31,000)
Stock Based Compensation	833,221	—	833,221
Dividends paid on preferred stock	—	(27,960)	(27,960)
Net loss	—	(3,891,163)	(3,891,163)

Balance, December 31, 2006	$13,214,625	$(12,829,451)	$516,582

2007 Regulation S Offering at $0.25 per share	62,720	—	64,000
Conversion of Series E Preferred Shares to Common	(559)	—	—
Correction of Common Shares	(21)	—	—
Dividends paid on preferred stock	—	(27,960)	(27,960)
Net loss	—	(1,463,855)	(1,463,855)

Balance, December 31, 2007	$13,276,765	$(14,321,266)	$(911,233)

See accompanying independent auditor’s report
and notes to financial statements

BAYOU CITY EXPLORATION, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2007		2006
Cash Flows From Operating Activities
Net loss		$(1,463,855)	$(3,891,163)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation, depletion and amortization		67,437	81,615
Accretion expense		—	2,919
Impairment, dry holes and abandonment losses		292403	1,074,958
Reserve for abandonment losses		(241,363)
Stock based compensation		—	833,221
Gain on sale of oil and gas properties		(19,485)	(201,813)

Changes in operating assets and liabilities:
Accounts receivable-trade and other		523,703	148,900
Accounts receivable-related party		19,081	199,880
Prepaid expenses and other assets		33,909	42,316
AFE advances-JIB owners		(326,253)	(134,086)
Accounts payable-related party		58,234	176,131
Accounts payable and accrued expenses		(515,488)	600,777
Decrease in P&A Cost Liability		(23,485)

Net cash used in operating activities		(1,595,162)	(1,066,345)

Cash Flows From Investing Activities
Purchase of furniture and computer equipment		(7,821)	(54,601)
Purchase of oil and gas properties and equipment		(60,095)	(881,865)
Proceeds from sale of oil and gas properties		69,450	146,999
Reimbursement of oil and gas properties and equipment			755,288

Net cash used in investing activities		1,534	(34,179)

Cash Flows From Financing Activities
Payments on long-term debt		(16,051)	(72,547)
Proceeds from long term debt		416,407	—
Proceeds from 2005 Regulation D Offering		—	110,000
Proceeds from 2005 Regulation S Offering		—	315,000
Proceeds from 2006 Regulation S Offering		—	131,250
Proceeds from 2007 Regulation S Offering		64,000
Proceeds from exercise of common stock warrants		—	537,500
Proceeds from the exercise of stock options		—	5.000
Proceeds from the exercise of Series E Warrants		—	4,480
Stock issuance costs		—	(31,000)
Dividends paid		(27,960)	(27,960)

Net cash provided by financing activities		436,396	971,723

Net (Decrease) in Cash		(1,157,232)	(128,801)

Cash, Beginning of Year		1,178,946	1,307,747

Cash, End of Year		$21,714	$1,178,946

Supplemental Disclosure of Cash Flow Information
Cash paid for interest		$20,855	$23,752

Cash paid for federal income taxes		$—	$—

Sale of property in exchange for reduction of debt. See NOTE 4	$		$198,188

See accompanying independent auditor’s report
and notes to financial statements

BAYOU CITY EXPLORATION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
General
     Bayou City Exploration, Inc., (the “Company”), a Nevada corporation, was organized in November 1994, as Gem Source, Incorporated (“Gem Source”), and subsequently changed the name to Blue Ridge Energy, Inc. in May 1996. In September 2005, the Company changed its name to Bayou City Exploration, Inc.
     On April 4, 2007, the Company announced the relocation of their corporate headquarters to 632 Adams Street, Suite 700, Bowling Green, Kentucky 42101 in order to decrease overhead, consolidate operations and reduce the number of personnel on staff. This move was completed in May, 2007. The Company’s executive office in the year 2006 was located at 10777 Westheimer, Suite 170, Houston, Texas, 77042. Since relocating the Company’s headquarters to Bowling Green, Kentucky the Company has maintain only the geological contract staff in the Houston office for the continued development and sale of the Company’s prospects.
     The Company is engaged in the oil and gas business primarily in the gulf coast of Texas, east Texas, south Texas, and Louisiana. The Company develops oil and gas prospects for the drilling of oil and gas wells and attempts to sell the prospects to oil and gas exploration companies under terms that provide the participating company will provide the funds necessary to drill and complete a well on the prospect, reimburse the Company for any leasehold or exploration costs associated with the prospect, pay the Company a prospect fee for developing the oil and gas prospect, and allow the Company to retain a carried interest in the well to be drilled. The wells drilled by the Company included both exploratory and development wells.
     Prior to May 1, 2007, the Company operated many of the wells for which it owned an interest. The Company no longer intends to operate properties. The Company will seek to sell a portion of the interest in each prospect it generates to an operator that will be responsible for the drilling and operating of the oil and gas properties. In prior years the Company has been licensed as an oil and gas operator with the Texas Railroad Commission in the state of Texas. During the second quarter 2007 the Company’s license with the Texas Railroad Commission to be an operator in the state of Texas was not renewed. The Company operated two wells in Texas and one in Louisiana. All three wells are now plugged and abandoned. The Company’s ownership in all remaining wells is through non-operated working interests.
     The Company plans to pursue other sources of capital through either the issuance of debt or equity securities. The Company also owns certain oil and gas interests and has developed certain prospects as of December 31, 2007 it intends to sell to third parties and/or Blue Ridge Group, Inc. (“BR Group”) to generate cash flow sufficient to cover its ongoing operations.
     During the fourth quarter 2007, the Company sold 256,000 common shares of common stock at $0.25 per share for total proceeds to the Company of $64,000 under an exempt private placement basis pursuant to Regulation S. This offering was made outside the United States to eligible sophisticated investors.
     On December 31, 2007, the Company’s 23,300 shares of Series E preferred shares were automatically converted into 116,500 shares of common shares on the basis of 5 shares of common for 1 share of preferred in accordance with the original terms of the offering.
     In 2006, the Company sold 315,000 shares of common stock at $1.00 per share for total proceeds to the company of $315,000 under an exempt private placement basis pursuant to Regulation S (the “Regulation S Offering”). This offering was made outside the United States to eligible sophisticated investors. Each Unit sold consisted of one share of common Stock and one Warrant, which expired on December 31, 2007 (“Regulation S Warrant”) to acquire one share of Common Stock at a price of $1.75 per share. This offering was closed in June, 2006.

     In 2006, the Company sold 110,000 shares of common stock at $1.00 per share for total proceeds to the company of $110,000 under an exempt private placement basis pursuant to Regulation D (the “US Exempt Offering”). This offering was made inside the United States to accredited investors as defined in Regulation D. Each Unit sold consisted of one share of common Stock and one Warrant, which expired on December 31, 2007 (“US Warrant”) to acquire one share of Common Stock at a price of $1.75 per share. This offering was closed in June, 2006.
     In 2006, the Company sold 105,000 Units pursuant to a private placement outside the United States under Regulation S at a price of $1.25 per Unit to eligible purchasers for total proceeds to the Company of $131,250. Each Unit consisted of one common share and one-half of one non-transferable share purchase warrant (the “Warrants”) with each whole Warrant entitling the holder thereof to purchase one additional common share (the Warrant Shares”) of the Company’s common stock at a price of $2.00 at any time up until 4:00 pm Central time on the date that is two years from the date of issuance of the Warrants. The Company incurred $31,000 of issuance costs in connection with these subscriptions.
     In 2006, 1,075,000 common stock warrants were exercised at $0.50 per share for total proceeds to the Company of $537,500. These warrants were from the 2004 offering to Non-U.S private investors, through a restricted stock placement arrangement on an exempt private placement basis pursuant to Regulation S (the “Offering” referred to below). By Board of Directors resolutions the exercise period was extended to December 31, 2006 and the period to exercise warrants under this offering has now expired.
     In 2006, 11,200 Series E warrants were exercised at $0.40 per share for total proceeds to the Company of $4,480.
     In 2006, 224,276 common stock options were exercised by the officers and directors of the Company for total proceeds to the Company of $5,000.
Basis of Presentation
     The Company has suffered recurring losses from operations in recent years. In addition, the Company has yet to generate an internal cash flow from its business operations. These factors raise substantial doubt about its ability to continue as a going concern. (See NOTE 2) The accompanying financial statements do not include any adjustments that might result from the outcome of these risks and uncertainty.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Recently Issued Accounting Standards
     Share-Based Payment: Financial Accounting Standards Board Statement (FASB) 123(R), Share-Based Payment was issued in December 2004. This Statement eliminates the alternative to use Opinion 25’s intrinsic value method of accounting that was provided in FASB Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. Statement 123(R) requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. This statement is effective for public entities that file as small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. This statement was adopted on January 1, 2006 using the modified prospective application. Under this method, only new awards and awards modified, repurchased, or cancelled after the required effective date will be subject to requirements of FAS 123(R). No restatement of prior periods was necessary. The stock based compensation expense recognized in 2006 by the Company was $833,221, which is reflected as a part of the Company’s general and administrative expenses. There was no stock based compensation expense in 2007.

     In June 2006, the FASB issued Interpretation 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 expands the disclosure requirements concerning unrecognized tax benefits as well as any significant changes that may occur in the next twelve months associated with such unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 is not expected to have a significant impact on future financial statements of the Company.
     In September 2006, the FASB issued Statement No. 157, Fair Value Measures. This statement defines and establishes a framework for determining fair value and expands disclosures about fair value measurements. This standard does not require new fair value measurements but defines fair value for implementation of other standards that permit or require fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007. This statement is not expected to have a significant impact on future financial statements of the Company.
     In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. This standard permits fair value measurement of certain financial assets and liabilities in an effort to eliminate volatility of earnings created by current practice. Most of the Statement applies only to companies that elect fair value. However, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. This statement is effective for the first fiscal period beginning after November 15, 2007. This statement is not expected to have a significant impact on future financial statements of the Company.
     In April 2005, the FASB issued FSP FAS 19-1 Accounting For Suspended Well Costs. The FASB Staff concluded that well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify completion as a producing well and the company is making progress assessing reserves and the economic viability of the project. In effect, the Staff concluded that the 1-year period for assessing reserves as proved be waived provided that the two criteria discussed above are consistently met. The FSP was effective for the first interim period beginning after April 4, 2005. This FSP did not have a material impact on the Company’s 2006 or 2007 financial statements.
     In July 2005, the FASB issued FSP SOP 78-9-1 Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5. The FASB amended SOP 78-9 so that guidance in determining when a general partner controls a limited partnership is consistent with guidance provided in EITF Issue No. 04-5. This FSP was effective after June 29, 2005 for all newly formed partnerships and for the first reporting period after December 15, 2005 for all other partnerships. This FSP did not have a material impact on the Company’s 2006 or 2007 financial statements.
     In May 2005, the FASB issued FASB No. 154 Accounting Changes and Error Corrections. This statement requires retrospective application to prior periods’ financial statements for changes in accounting principle. Previously, under APB 20, all such changes were recorded as a line item on the statement of operations only in the period of change. This statement is effective for fiscal years beginning after December 15, 2005 and did not have a material affect on the company’s 2006 or 2007 financial statements.
     In March 2005, the FASB issued Interpretation 47 Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB 143. This interpretation addresses contingent legal obligations and clarified that uncertainty of timing regarding resolution of a legal obligation does not preclude measurement of the liability at the time it is incurred. The Interpretation is effective for periods ending after December 15, 2005 and did not have a material affect on the company’s 2006 or 2007 financial statements. This does not impact the Company’s accounting for its plugging and abandonment costs.

Revenue Recognition
     Under the sales method, oil and gas revenue is recognized when produced and sold. Management fees are recognized under the accrual method and recorded when earned. Prospect fees charged under joint participation agreements are recorded after execution.
Accounts Receivable
     Accounts receivable are from oil and gas sales produced and sold during the reporting period but awaiting cash payment, from expenditures paid on behalf of the limited partnerships, from expenditures on behalf of non-operators, including related parties and on oil and gas properties operated by the Company. Based upon a review of trade receivables as of December 31, 2007, a total of $241,363 was considered potentially uncollectible. A reserve for uncollectible receivables was recognized for this amount and is included in abandonment costs of the Company’s 2007 statement of operations. Receivables are reviewed quarterly, and if any are deemed uncollectible, they are written off as bad debts.
Managed Limited Partnerships
     Prior to 2004, the Company sponsored limited partnerships for which it serves as the Managing General Partner. The Company normally participated for 1% of the Limited Partnerships as the Managing General Partner. The Company follows the industry practice of pro rata consolidation of its investments in these partnerships. Accordingly, the Company records on its financial statements its pro rata share of the assets, liabilities, revenues and expenses of each partnership.
Property and Equipment
     Property and equipment (other than oil and gas) are stated at cost. Depreciation is recognized on the straight line method, after considering salvage value, over the estimated useful lives of the assets as follows:

Computer Equipment and Software	5 years
Furniture and Fixtures	10 years
     The Company follows the successful efforts method of accounting for oil and gas producing activities. Under the successful efforts method of accounting, costs which relate directly to the discovery of oil and gas reserves are capitalized. These capitalized costs include:
(1)	the costs of acquiring mineral interest in properties,

(2)	costs to drill and equip exploratory wells that find proved reserves,

(3)	costs to drill and equip development wells, and

(4)	costs for support equipment and facilities used in oil and gas producing activities.
     These costs are depreciated, depleted or amortized on the unit of productions method, based on estimates of recoverable proved developed oil and gas reserves. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.
     The costs of acquiring unproved properties are capitalized as incurred and carried until the property is reclassified as a producing oil and gas property, or considered impaired as discussed below. The Company annually assesses its unproved properties to determine whether they have been impaired. If the results of this assessment indicate impairment, a loss is recognized by providing a valuation allowance. When an unproved property is surrendered, the costs related thereto are first charged to the valuation allowance, with any additional balance expensed to operations.
     The costs of drilling exploration wells are capitalized as wells in progress pending determination of whether the well has proved reserves. Once a determination is made, the capitalized costs are charged to expense if no reserves are found or, otherwise reclassified as part of the costs of the Company’s wells and related equipment. In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well are not carried as an asset for more than one year following completion of drilling. If after a year has passed, and the Company is unable to determine that proved reserves have been found, the well is assumed to be impaired, and its costs are charged to expense. At December 31, 2007, the Company had no costs capitalized pending determination.

Accounting for Asset Retirement Obligations
     The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Prior to 2005, management determined that any future costs related to plugging and abandonment of producing wells would be substantially offset by the value of equipment removed from the well site and such estimates were immaterial to the financial statements. Therefore, no liability was recorded prior to 2005. Due to continued rising rig and fuel costs, a detailed estimate was made in the second quarter of 2005 to determine how these rising service costs would affect future plugging and abandonment costs. As a result of this analysis, management concluded that a liability should be recorded within the financial statements under the provisions of SFAS 143 and recorded the following during 2005: 1) an asset of $61,000, 2) accumulated amortization and amortization expense of $36,000, 3) a long-term liability of $78,000 and 4) accretion expense of $17,000. These costs are evaluated annually and adjusted accordingly under the guidelines of SFAS 143.
Surrender or Abandonment of Developed Properties
     Normally, no separate gain or loss is recognized if only an individual item of equipment is abandoned or retired or if only a single lease or other part of a group of proved properties constituting the amortization base is abandoned or retired as long as the remainder of the property or group of properties continues to produce oil or gas. The asset being abandoned or retired is deemed to be fully amortized, and its cost is charged to accumulated depreciation, depletion or amortization. When the last well on an individual property or group of properties with common geological structures ceases to produce and the entire property or property group is abandoned, gain or loss, if any, is recognized.
Other Dispositions
     Upon disposition or retirement of property and equipment other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is credited or charged to expense. The Company recognizes the gain or loss on the sale of either a part of a proved oil and gas property or of an entire proved oil and gas property constituting a part of a field upon the sale or other disposition of such. The unamortized cost of the property or group of properties, a part of which was sold or otherwise disposed of, is apportioned to the interest sold and interest retained on the basis of the fair value of those interests.
Impairment of Long-Lived Assets
     The Company follows the provisions of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” Consequently, the Company reviews its long-lived assets to be held and used, including oil and gas properties accounted for under the successful efforts method of accounting. Whenever events or circumstances indicate the carrying value of those assets may not be recoverable, an impairment loss for proved properties and capitalized exploration and development costs is recognized. The Company assesses impairment of capitalized costs, or carrying amount, of proved oil and gas properties by comparing net capitalized costs to undiscounted future net cash flows on a field-by-field basis using known expected prices, based on set agreements. If impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognizable to the extent that net capitalized costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Company using the present value of future cash flows discounted at 10%, in accordance with SFAS No. 69, “Disclosures about Oil and Gas Producing Activities,”

     The following expected future prices were used in 2007 and 2006 to estimate future cash flows to assess properties for impairment.

Oil Price Per Bbbl	2007	2006
Year 1	$96.00	$54.29-$61.05
Year 2	$96.00	54.29 - $61.05
Year 3	$96.00	54.29 - $61.05
Year 4	$96.00	54.29 - $61.05
Thereafter	$96.00	54.29 - $61.05
Maximum	$96.00	54.29 - $61.05

Gas Price Per Mcf	2007	2006
Year 1	$6.44	$5.40-$6.30
Year 2	$7.15	$5.40-$6.30
Year 3	$7.17	$5.40-$6.30
Year 4	$7.17	$5.40-$6.30
Thereafter	$7.17	$5.40-$6.30
Maximum	$7.17	$5.40-$6.30
     Oil and gas expected future price estimates were based on prices at each year-end. These prices were applied to production profiles of proved developed reserves at December 31, 2007 and 2006.
Income (Loss) Per Common Share
     The Company calculates basic earnings per common share (“Basic EPS”) using the weighted average number of common shares outstanding for the period. The income available to common shareholders is computed after deducting dividends on the Series E Preferred Stock. The convertible preferred stock and outstanding stock warrants are considered anti-dilutive and therefore, excluded from the earnings per share calculations. As the Company recorded a loss in 2007 and 2006, common share equivalents outstanding would be anti-dilutive, therefore, have not been included in the weighted average shares outstanding.
     The following table provides the numerators and denominators used in the calculation of Basic EPS for the years ended December 31, 2007 and 2006:

	2007	2006
Loss from operations	$(1,463,855)	$(3,891,163)
Less preferred stock dividends	(27,960)	(27,960)

Loss available to common stockholders	$(1,491,815)	$(3,919,123)

Common stock outstanding for the full year	26,276,943	24,436,467

Weighted average of private stock issuance and exercise of stock warrants and stock options	32,783	632,976

Weighted average common shares outstanding	26,309,726	25,069,443

Stock Options
     Effective January 1, 2006, the Company accounts for stock options in accordance with revised Statement of Financial Accounting Standards (SFAS) No. 123, Share-Based Payment (SFAS 123(R)). Accordingly, stock compensation expense has been recognized in the statement of operations based on the grant date fair value of the options for the period ended December 31, 2006. Prior to January 1, 2006, the Company accounted for stock compensation cost in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25) as permitted by SFAS 123 as originally issued.

     Under APB 25, stock compensation expense was recognized only if the options had intrinsic value (difference between option exercise price and the fair market value of the underlying stock) at the date of grant. As the Company issued all options with an exercise price equal to the grant date market value of the underlying stock, no compensation expense had previously been recorded by the Company.
     Under SFAS 123(R), the fair value of options is estimated at the date of grant using a Black-Scholes-Merton (“Black-Scholes”) option-pricing model, which requires the input of highly subjective assumptions including the expected stock price volatility. Volatility is determined using historical stock prices over a period consistent with the expected term of the option. The Company utilizes the guidelines of Staff Accounting Bulletin No. 107 (SAB 107) of the Securities and Exchange Commission relative to “plain vanilla” options in determining the expected term of option grants. SAB 107 permits the expected term of “plain vanilla” options to be calculated as the average of the option’s vesting term and contractual period.
     The Company has used this method in determining the expected term of all options. The Company has several awards that provide for graded vesting. The Company recognizes compensation cost for awards with graded vesting on a straight-line basis over the requisite service period for the entire award. The amount of compensation expense recognized at any date is at least equal to the portion of the grant date value of the award that is vested at that date.
Cash and Cash Equivalents
     For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and cash on deposit. The Company defines cash equivalents as short-term and highly liquid investments that are both readily convertible to known amounts of cash and have an original maturity of less than 90 days.
Concentrations of Credit Risk Arising From Cash Deposits in Excess of Insured Limits
     The Company maintains its cash balances in two financial institutions located in Houston, Texas and Bowling Green, Kentucky. The balances are insured by the Federal Deposit Insurance Corporation for up to $100,000. At December 31, 2007, the Company had $22,000 of cash balances that were uninsured.
Advertising
     The Company expenses advertising costs as these are incurred. For the years ended December 31, 2007 and 2006, these costs are included in the statement of operations as marketing costs.
Income Taxes
     There is no provision for income taxes for the year ended December 31, 2007 and 2006. Income taxes are provided for under the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes,” which takes into account the differences between financial statement treatment and tax treatment of certain transactions. It is uncertain as to whether the Company will generate sufficient future taxable income to utilize the net deferred tax assets, therefore for financial reporting purposes, a valuation allowance of $3,925,000 and $3,498,000 has been recognized to offset the net deferred tax assets at December 31, 2007 and December 31, 2006, respectively. See Note 9 for additional information.
2. GOING CONCERN AND MANAGEMENT’S PLANS
     The Company has continued to incur recurring losses from operations and has not generated an internal cash flow from its business operations in recent years. The Company’s operations in 2007 were financed mainly from previous years cash reserves, loans from related parties, and the sale of common stock. The Company’s operations prior to 2007 have been financed mainly from the sale of equity interest in the Company with proceeds from the sale of common stock, common warrants, and common stock options. Given the Company’s current cash position, its obligations in trade payables and loans from related parties, and the uncertainty of additional future cash proceeds from the sale of equity interests in the Company there now exists substantial doubt about the Company’s ability to continue as a going concern.
     The Company’s financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The independent registered public accounting firm’s report on our financial statements as of and for the year ended December 31, 2007 and 2006 includes an explanatory paragraph that states that the Company has experienced recurring losses from operations without establishing a sufficient ongoing source of revenues that raises a substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. For the years ended December 31, 2007 and 2006 our statement of operations reflects a net loss from continued operations of $1,464,000 and 3,891,000, respectively.
     The Company’s ability to meet future cash and liquidity requirements is dependent on a variety of factors, including our ability to raise more capital, successfully negotiate extended payment terms with our creditors and holders of the Company’s notes payable and the implementation of a restructuring plan for the Company. The presence of the going concern note may have an adverse impact on our relationship with third parties such as potential investors. If we are unable to continue as a going concern we would have to liquidate our remaining assets, if any. This would have a material adverse effect on a stockholder’s investment in the Company.
     Management’s plans with regard to these matters include the following actions: 1) attempting to obtain funding from the issuance of new debt or equity instruments, and 2) implementing a plan to generate additional operating income sufficient to cover ongoing re-occurring operating costs. The Company’s continued existence is dependent upon its ability to accomplish these objectives. However, the outcome of management’s plans cannot be ascertained with any degree of certainty. The accompanying financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.
3. AFFILIATED OIL AND GAS PARTNERSHIPS
     Included in the Company’s financial statements are contributions made to the various Company sponsored oil and gas partnerships. The Company has allocated, on a pro rata basis the amounts associated with these investments to the appropriate asset, liability, income and expense accounts.
4. RELATED PARTY TRANSACTIONS
A. Common Stock Transactions
     As of December 31, 2007, there are 26,653,633 shares of common stock issued and outstanding. A total of 3,638,371 shares are held by Blue Ridge Group, Inc. and the remaining 23,015,262 shares are held by approximately 600 shareholders of record.
B. Receivables From Related Parties:
     There were no receivables from related parties as of December 31, 2007 or December 31, 2006.
C. Payables and Notes Payable to Related Parties.
     As of December 31, 2007 and December 31, 2006 the Company had the following debts and obligations to related parties:

	December 30, 2007	December 31, 2006
Trade payable to BR Group	$3,000	$27,000
Payable to BR Group for proceeds from sale of asset	23,000	—
Drilling Advances payable to Gulf Coast Drilling Co.	154,000	197,000
Payable to minority shareholders for operating capital	85,000	—
Note payable to BR Group	123,000	130,000
Line of Credit payable to BR Group for operating capital	316,000	—
Note payable to Peter Chen — a minority shareholder	100,000	—
Accrued Interest	18,000	—

Total Payable or Notes Payable to Related Parties	$822,000	$354,000

     The promissory note payable to BR Group was originally entered into October 1, 2004, for $500,000 to settle outstanding cash advances received from BR Group during prior periods. The note bears interest at 7.95% for a term of eight years with monthly payments of $7,056 for principal and interest. The note is secured by all oil and gas production income that the Company holds until the note has been paid in full. The Company has failed to make the monthly payments due under the terms of the note for the months of February, 2007 to April, 2008 which total $106,000. The accrued interest amount includes the unpaid interest on this note as of December 31, 2007 in the amount of $7,000.
     The line of credit payable to BR Group was executed by the Company on July 17, 2007, in the amount of $250,000 to finance the Company’s operations. During the third and fourth quarters 2007 BR Group approved advancing the Company amounts in excess of the original line of credit amount. As of December 31, 2007 the Company has a liability balance under this line of credit arrangement due BR Group in the amount of $316,000. The line of credit provides for interest at the rate of 8% per annum on the unpaid outstanding balance and is due upon demand. If no demand for payment is made by BR Group, the line of credit balance plus all accrued unpaid interest is due July 17, 2008. This line of credit is secured by the 427 fee mineral acres owned by the Company in Aransas County, Texas that are a part of the McAllen Project. The accrued interest amount includes the unpaid interest on this line of credit in the amount of $11,000 as of December 31, 2007.
     During the 2nd and 3rd quarters, 2007, a minority shareholder loaned the Company $85,000 to finance the Company’s operations. No loan documents were executed.
     During the 4th quarter, 2007, Peter Chen, a minority shareholder loaned the Company $100,000 to finance the Company’s operations. The Company executed a promissory note on October 4, 2007, the note is due on demand and bears an interest rate of 0%.
     On August 1, 2006, the Company sold 18.75% of its original 25% carried interest in the Neches Townsite prospect to BRG in exchange for a reduction of $198,188 in the note payable balance to BR Group. This value was determined based upon 18.75% of the estimated drilling costs of the King #1 well. The King Unit #1 well was drilled on the Neches Townsite prospect and was a dry hole. As of December 31, 2007 and 2006, the Company owed Gulf Coast Drilling Company (an affiliate of BR Group) $154,000 and 197,000, respectively, in drilling advances received for the King Unit #1 well that were in excess of BR Group’s participation interest in the well.
     As of December 31, 2007 and 2006, the Company had a trade payable due to BR Group in the amount of $3,000 and $27,100, respectively. During 2006, the Company reimbursed BR Group $223,366 for administrative costs incurred on its behalf, while the Company charged BR Group $7,880 for office and administrative costs. The charge and credit are both recorded as general and administrative costs.
C. Participation Agreement in Oil and Gas Prospects:
     During 2007 BR Group did not enter into any new participation agreement with the Company for the drilling of oil and gas wells.
     During 2006, BR Group, participated with the Company in the drilling of four different wells on the East Texas Project. All wells were dry holes.
     In March, 2006, the Lanier #1 well was drilled and was a dry hole. BR Group paid the Company $62,322 in leasehold cost reimbursement and participated for a 75% working interest in the well. BR Group paid the Company $227,362 for its participation costs for drilling of this well.
     In June, 2006, the Holman #1 well was drilled and was a dry hole. BR Group paid the Company $17,227 in leasehold cost reimbursement and participated for a 75 % working interest in the well. BR Group paid the Company $224,362 for its participation costs for drilling of this well.
     In July, 2006, the Bartosh Unit #1 well was drilled and was a dry hole. BR Group paid the Company $99,972 in leasehold cost reimbursement and participated for a 75% working interest in the well. BR Group paid the Company $215,363 for its participation costs for drilling of this well.

     In September, 2006, the King Unit #1 well was drilled and was a dry hole. BR Group paid the Company $78,270 in leasehold cost reimbursement and participated for a 75% working interest in the well. BR Group paid the Company $816,075 for its participation costs for drilling of this well.
     During 2006, BR Group paid a total of $40,000 in prospect fees for the above wells. This amount is reported as revenue on the income statement.
5. PROPERTY AND EQUIPMENT
     Property and equipment, stated at cost, consisted of the following:

	December 31
	2007	2006
Proved oil and gas properties	$84,030	$840,339
Investment in partnerships	21,326	26,653
Unproved oil and gas properties	337,933	288,673
Furniture and computer equipment	357,321	349,501

Total property and equipment	$800,610	$1,505,166

Less accumulated depletion, depreciation and amortization	(305,892)	(909,922)
Less impairment	—	—

Net property and equipment	$494,718	$595,244

     Depreciation, depletion and amortization expense was $67,437 and $81,615 during the years ended 2007 and 2006, respectively.
     During 2007 and 2006, the Company provided for impairment, abandonment and dry hole costs of $292,000 and $1,075,000, respectively. The 2007 amount includes $51,000 for abandonment of oil and gas properties and $241,000 reserve for uncollectible accounts receivable from joint owners primarily related to plugging and abandonment expenses on wells. The 2006 amount was primarily abandonment expense for undeveloped leases that had expired and for costs incurred in areas where no leases were acquired.
6. SEISMIC LICENSE
     The Company entered into a “lifetime participation” membership in the Echo 3-D Gulf Coast, Permian Basin, Rocky Mountain and Mid- Continent Programs on July 1, 2004. There are 56 3-D data sets and 13,000 miles of 2-D data available for use in generating drilling prospects. The Board is considering various options to fully exploit this dataset for the greatest benefit to the Company.
     This seismic license and any related “prospecting costs” such as geological and geophysical (G&G) consulting and G&G studies are defined as Exploration Costs under FASB Statement 19 and such expenditures are to be expensed as incurred. During 2007 and 2006, $253,000 and $436,000, respectively, was incurred for exploration costs and charged to expense.
7. LONG TERM DEBT
     The line of credit payable to BR Group was executed by the Company on July 17, 2007, in the amount of $250,000 to finance the Company’s operations. During the third and fourth quarters 2007, BR Group approved advancing the Company amounts in excess of the original line of credit amount. As of December 31, 2007 the Company has a liability balance under this line of credit arrangement due BR Group in the amount of $316,000. The line of credit provides for interest at the rate of 8% per annum on the unpaid outstanding balance and is due upon demand. If no demand for payment is made by BR Group, the line of credit balance plus all accrued unpaid interest is due July 17, 2008.

     During the 4th quarter, 2007, Peter Chen, a minority shareholder loaned the Company $100,000 to finance the Company’s operations. The Company executed a promissory note on October 4, 2007; the note is due on demand and bears an interest rate of 0%. As of December 31, 2007 the balance due was $100,000.
     As discussed in Note 4, the Company entered into a promissory note with BR Group dated October 1, 2004 that matures on October 1, 2012 and had a balance of $123,000 at December 31, 2007. The principal amount is scheduled to be paid earlier than the maturity date of the note as a result of the sale of oil and gas properties to BR Group in August, 2006, for $198,188, where the sales price was considered a reduction in the principal balance of the note payable to BR Group. As of December 31, 2007 the balance due was $123,000.
     On January 1, 2005, the Company entered into a four year note that matures on December 1, 2008 with LandPro Corporation to acquire land and lease software. The original principal of $42,095 bears a 5% interest rate with a monthly payment of $970 and had a $12,000 balance at December 31, 2007.
     Principal payments due on long-term notes payable for the years subsequent to December 31, 2007 are as follows:

Year ending
2008	$552,138
2009 and beyond	—

Total principal payments	$552,138

8. OPERATING LEASE
     The Company entered into an operating lease for its administrative office in Houston, Texas on April 1, 2003. The lease expires on June 30, 2008 and calls for future minimum lease payments of $57,665 for 2008. Total rental expense was approximately $116,000 for 2007 and 2006 respectively.
9. INCOME TAXES
     The tax effect of significant temporary differences representing the net deferred tax liability at December 31, 2007 and 2006 were as follows:

	2007	2006
Net operating loss carry forward	$3,345,000	$2,888,500
Intangible drilling costs	(419,000)	(399,999)
Depletion, depreciation and amortization	416,000	426,733
Impairment of property	267,000	266,603
Stock based compensation	316,000	316,624
Valuation allowance	(3,925,000)	(3,498,461)

Net deferred tax liability	$—	$—

     The Company recorded $-0- as income tax expense for the years ended December 31, 2007 and 2006, as a result of the net loss recognized in each of these years. Further, an income tax benefit was not recognized in either of the years due to the uncertainty of the Company’s ability to recognize the benefit from the net operating losses and, therefore, has recorded a full valuation allowance against the deferred tax assets.

     The benefit for income taxes is different from the amount computed by applying the U.S. statutory corporate federal income tax rate to pre-tax loss as follows:

	2007		2006
	Amount	Percent	Amount	Percent
Income tax benefit computed at the statutory rate	$383,000	34.0%	$1,322,995	34.0%
Increase (reduction) in tax benefit resulting from:
State and local income taxes, net of federal tax effect	45,000	4.0%	155,647	4.0
Permanent items	(1,000)	(0.1)%	(3,559)	(0.1)
Valuation allowance	(427,000)	(37.9)%	(1,475,083)	(37.9)

Income tax benefit	$—	—	$—	—

     The Company has an estimated net operating loss carry forward of 8,804,000 and $7,601,000 as of December 31, 2007 and 2006 respectively. At December 31, 2005, the Company had an estimated net operating loss carry forward of approximately $5,074,000 to offset future taxable income. These net operating loss carry forwards will begin expiring in 2020 unless utilized sooner. Under Internal Revenue Code (IRC) Section 382, a change in ownership occurred on December 31, 2004 with the issuance of the additional shares from the private stock placement. This rule will limit the NOL carry forward amount on the NOL balance at December 31, 2004 to $267,000 per year.
10. COMMITMENTS AND CONTINGENCIES
Commitments
     The Company has liabilities to various vendors with past due amounts. Unless the Company secures additional funds from additional debt or equity instruments the Company will not be able to meet the timely payment of its liabilities. The Company also has significant monthly payments for notes payable it is currently unable to pay. All the Company notes payable will mature and be due in full during the year 2008. The Company will seek to renegotiate and extend the term of its existing notes payable but may be unable to negotiate revised due dates for its various debt obligations. This may result in collection litigation and potential future judgments against the Company. Other than the potential claims from vendors and the current lenders of the Company’s long term debt, neither the Company nor any of its properties is subject to any material pending legal proceedings.
Contingencies
     The Company’s oil and gas exploration and production operations are subject to inherent risks, including blowouts, fire and explosions which could result in personal injury or death, suspended drilling operations, damage to or destruction of equipment, damage to producing formations and pollution or other environmental hazards. Previously the Company was an operator of oil and gas wells and carried general and umbrella liability insurance coverage of approximately $10 million per occurrence and in the aggregate to protect against these hazards. This coverage was in place through June, 2007, but the policies have now been cancelled due to expense of the policies, the lack of Company cash flow, the Company’s decision to no longer be an operator of oil and gas wells, and the plugging and abandoning of all wells operated by the Company. At the time of this filing the Company is not insured for public liability and property damage to others with respect to its operations, except to the extent the Company may be covered as a non-operator in specific wells through the liability insurance policies of other operators.
     The Company had employment contracts with two employees and one independent contractor whose services were terminated effective April 1, 2007. The independent contractor is still working with the Company under different compensation arrangements although no revised agreements have been executed. The two remaining employment and consulting agreements are with employees no longer associated with the Company. No releases have been obtained but no action has been taken by any parties. The ultimate outcome of these contracts is unknown at this time.

11. STOCKHOLDERS’ EQUITY
Authorization to Issue Shares — Preferred and Common
     The Company is authorized to issue two classes of stock that are designated as common and preferred stock. On October 8, 2004, a Special Meeting of Stockholders was held requesting the approval of an Amendment to the Company’s Articles of Incorporation to increase the authorized shares of Common Stock from 20,000,000 shares to 150,000,000 shares. The amendment was approved at the Special Meeting of Stockholders. As of December 31, 2007, the Company was authorized to issue 155,000,000 shares of stock, 150,000,000 being designated as common stock and 5,000,000 shares designated as preferred stock.
Series E Preferred Stock
     In June 2002, the Company authorized the issuance and sale of 750,000 shares of Series E Preferred Stock, which has a par value of $0.001 per share at $10.00 per share. The Series E Preferred Stock bears a 12% per annum dividend payable quarterly and a participating dividend equal to 3% of the net profits from the oil and gas properties acquired with the proceeds of the offering, also payable quarterly. The proceeds from the offering, after deducting expenses, were used to drill three dry holes in September 2002, October 2002 and February 2003; therefore, no participating dividends will be payable to stockholders. Each share of the Series E Preferred Stock shall be converted automatically into five shares of common stock five years after the closing of the offering, or at such time as the Company’s registered common stock has traded at $12.50 per share average for a 30 day period, but in any event no earlier than three years after the final closing of the offering, which was December 31, 2002. As of December 31, 2007, the 23,300 shares of preferred stock were automatically converted into 116,500 shares of common stock as per the terms of the original offering.
Stock Options
     On August 8, 2001, the shareholders of the Company approved the Blue Ridge Energy Stock Option Plan (the 2001 Plan) which allows for the granting of stock options to eligible employees and directors. The stock option plan originally authorized the issuance to officers, directors, and key employees of up to 1,000,000 options to purchase shares of common stock at the fair value of the common stock on the date of grant. These options generally become exercisable 33% annually beginning on the date of grant and expire not later than ten years from the date of grant. The 2001 Plan allows for the options available for granting to increase at 10% of the additional shares outstanding. In 2002, the available stock options were increased by 144,580 shares when there was an increase in common shares issued. The Non-U.S. Regulation S Offering in 2004 increased the authorized stock option grants by another 1,375,000 under the plan’s provisions. The requisite service has been provided under the 2001 Plan. Grants and the shares available under the plan have been consolidated into the “Blue Ridge Energy, Inc. 2005 Stock Option and Incentive Plan” (the 2005 Plan).
     On February 22, 2005, the Board of Directors adopted the 2005 Plan, the purposes of which are to (i) attract and retain the best available personnel for positions of responsibility within the Company, (ii) provide additional incentives to employees of the Company, (iii) provide directors, consultants and advisors of the Company with an opportunity to acquire a proprietary interest in the Company to encourage their continuance of service to the Company and to provide such persons with incentives and rewards for superior performance more directly linked to the profitability of the Company’s business and increases in shareholder value, and (iv) generally to promote the success of the Company’s business and the interests of the Company and all of its stockholders, through the grant of options to purchase shares of the Company’s Common Stock and other incentives. Incentive benefits granted hereunder may be either Incentive Stock Options, Non-qualified Stock Options, stock awards, Restricted Shares, cash awards or other incentives determined by the board, as such terms are hereinafter defined. The types of options or other incentives granted shall be reflected in the terms of written agreements. Subject to adjustments upon changes in capitalization or merger, the maximum aggregate number of shares which may be optioned and sold or otherwise awarded under the 2005 Plan is seven million (7,000,000) common shares which includes options previously granted under the 2001 Plan. Any common shares available for grants and awards at the end of any calendar year shall be carried over and shall be available for grants and awards in the subsequent calendar year. The Board of Directors has all power to administer the 2005 Plan and is the body responsible for the Plan. Generally, awards of options under the 2005 plan vest immediately or on a graded basis over a 5 year term. The maximum contractual period of options granted is 10 years. The 2005 Plan will terminate on February 22, 2015. As of December 31, 2007, approximately 3,900,000 shares are available for grant. Issuance of common stock from the exercise of stock options will be made with new shares from authorized shares of the Company.
     On March 1, 2005, under the employment agreement with the former CEO and President, the Company granted 20,000 stock options. These options were forfeited January 22, 2006.
     On February 22, 2005, the Board of Directors granted stock options to purchase 2,517,500 shares to the directors and officers of the Company with an exercise price of $0.30 per share and the option period to commence from date of grant and terminating five years from date of grant. The stock options granted were fully vested on the date of grant. In 2006, two of the officers and directors exercised a total of 250,000 shares of these options on a “cashless basis” resulting in the issuance of 214,276 common shares of the Company. In 2006, a total of 130,000 shares of these options expired. On February 8, 2006 another 100,000 shares of these options were exercised on a “cashless basis” by a director of the Company resulting in the issuance of 87,058 common shares of the Company. On December 12, 2006, the Board of Directors approved the rescission of this February 8, 2006 transaction; the 87,058 common shares were returned to the Company by the director, and the 100,000 shares of options were credited back to the director as vested, unexercised, options for common stock as originally granted. Although the net effect of these two transaction resulted in no change in the number of outstanding options for the Company, the Company has elected to treat this rescission and return of unexercised options to the director as an “in substance grant” of stock options under SFAS 123(R). This resulted in a stock-based compensation charge of $95,000 for the Company which is included in general and administrative costs for the year 2006.
     On June 22, 2005, the Board of Directors authorized the granting of stock options to purchase 100,000 shares to a director of the Company with an exercise price of $1.13 per share and the option period to commence from date of grant and terminating five years from date of grant. The stock options granted were fully vested on the date of grant and are a part of exercisable stock options as of December 31, 2006.
     On October 6, 2005, the Board of Directors granted stock options to purchase 1,700,000 shares to the officers of the Company with an exercise price of $2.25 per share and the option period to commence from date of grant and terminating five years from date of grant. These options vest 20% on May 1, 2006 and 20% on each anniversary thereafter. During 2006, the option to purchase 340,000 shares vested but none were exercised. Of the 1,700,000 options issued to the officers, 240,000 options expired and 1,360,000 options were forfeited in 2006. During 2007, the remaining 100,000 options expired.
     During 2005, the Company entered into employment contracts on various dates that granted stock options to four senior officers. The exercise price under all the employment contracts is $0.50 per share and the term of the option grants was ten years from the date of grant. Following is a summary of the options granted under the terms of these employment contracts.
     On March 28, 2005, 20,000 stock options were granted that vest 50% after one year of service and 50% after two years of service. These options expired or were forfeited during 2006.
     On April 25, 2005, 200,000 stock options were granted that vest as follows: a) after the first and second year of service, 25,000 options vest each year and b) after the third, fourth and fifth year of service, 50,000 options vest each year. During 2006, a total of 25,000 of these options vested and all 200,000 options were outstanding as of December 31, 2006. These options all expired or were forfeited during 2007
     On April 25, 2005, 20,000 stock options were granted that vest 50% after one year of service and 50% after two years of service. During 2006, 10,000 of these options vested and were exercised by the officer and the remaining 10,000 options were forfeited.
     On July 1, 2005, 10,000 stock options were granted that vest after one year of service. These options vested and expired during 2006.

     On January 1, 2006, the Board of Directors granted stock options to purchase 400,000 shares to an officer of the Company with an exercise price of $2.00 per share and the option period to commence from date of grant and terminating five years from date of grant. These options vest 20% on each anniversary thereafter. As of December 31, 2006 all 400,000 options remain outstanding. These options all expired in 2007.
     On March 1, 2006, in conjunction with an independent service contract, the Company granted an option to purchase 500,000 shares for a two year term with 250,000 option shares having an exercise price of $2.25 and the other 250,000 option shares having an exercise price of $4.50. Referenced in the service contract, these options were fully vested on the contract date but never issued because the Company elected to terminate the service contract. Through June 30, 2006, the Company had recognized $287,000 of stock-based compensation expense with respect to these options resulting in unrecognized stock-based compensation totaling $430,500 at that date. Effective July 1, 2006, the Company discontinued recognizing stock-based compensation expense for these options as the service contract was terminated.
     On December 1, 2006, the Company entered into an employment agreement with James G. Brown, Drilling and Production Manager, which provided the Company would grant him the number of shares of restricted Company common stock equal to $20,000 divided by the previous 30 day average price of a share of the Company’s common stock on each anniversary date of the agreement in 2007, 2008, and 2009. Mr. Brown’s services were terminated in 2007 and no shares were issued.
     On December 29, 2006, the Company entered into an employment agreement effective 1/1/2007 with D. Edwin Suhr, Jr., Senior Vice President of Land, which provided the Company would grant him the number of shares of restricted Company common stock equal to $30,000 divided by the previous 30 day average price of a share of the Company’s common stock on each anniversary date of the agreement in 2008, 2009, and 2010. Mr. Suhr’s services were terminated in 2007 and no shares were issued.
     At December 31, 2007, there were options, fully vested and expected to vest, to purchase 3,068,750 shares with a weighted average exercise price of $0.42, an intrinsic value of $0.00 and a weighted average contractual term of 3.694 years.
     At December 31, 2006, there were options, fully vested and expected to vest, to purchase 3,273,750 shares with a weighted average exercise price of $0.52, an intrinsic value of $1.648,813 and a weighted average contractual term of 3.739 years.
     At December 31, 2007, there were options, fully vested and currently exercisable, to purchase 3,068,750 shares with a weighted average exercisable price of $0.42, an intrinsic value of $0.00 and a weighted average contractual term of 3.694 years.
     At December 31, 2006, there were options, fully vested and currently exercisable, to purchase 3,193,750 shares with a weighted average exercisable price of $0.49, an intrinsic value of $1,648,813 and a weighted average contractual term of 3.732 years.
     At December 31, 2007 and 2006, there was $0 in unrecognized stock-based compensation costs related to non-vested stock options.
     For the year ended December 31, 2007 there was $0 stock based compensation expense. For the year ended December 31, 2006, the Company recorded stock-based compensation expense of $833,221, which is included in general and administrative costs.
     When calculating stock-based compensation expense the Company must estimate the percentage of non-vested stock options that will be forfeited due to normal employee turnover. Since its adoption of SFAS 123(R) on January 1, 2006, the Company initially used a forfeiture rate of 20% and increased its forfeiture rate to 50% during the third quarter 2006. This was due to the Company experiencing a number of resignations of senior management personnel, each of whom had been awarded options which, in many cases, had not vested and therefore will be forfeited. Due to the almost complete turnover of management personnel during 2006 and the announcement subsequent to year-end that the Company will terminate all remaining management employees in 2007, the Company expected that only 80,000 additional options would vest after December 31, 2006 and given the price of the options that will vest, the current price of the company stock, and the recent announcement regarding major restructuring of the Company, the Company has concluded that a forfeiture rate of 100% was necessary at December 31, 2006. The Company determined that it was appropriate to true-up option expense at December 31, 2006 for all options (rather than wait until the end of the vesting terms) as all employees who had been granted awards with vesting provisions have either terminated or have been notified of termination.
     The Company did not record any tax benefit for stock based compensation expense in accordance with its current policy on providing for a full income tax valuation allowance more fully explained in the “Income Taxes” note below.
     For the year ended December 31, 2006, the weighted average grant date fair value was $1.45 per share for options granted, the total fair value of the options vested was $1,300,900 and the intrinsic value of options exercised was $450,000.
     The Company did not receive any cash from 250,000 options exercised during the first quarter of 2006 as they were “cashless exercises” that are permitted under the provisions of the plans. The 250,000 “cashless” exercised options resulted in the issuance of 214,276 common shares. In addition to the “cashless exercise,” an option for 10,000 shares was exercised at $0.50 per share for $5,000 in cash.
     The following table provides a summary of the stock option activity for all options for the year ended December 31, 2007.

	Number of Weighted Average	Options Exercise Price

Options at December 31, 2006	3,593,750	$0.52

Options expired	(525,000)	1.98

Options at December 31, 2007	3,068,750	$0.49

Options exercisable at December 31, 2007	3,068,750

     Had compensation cost for employee stock options been determined based on the fair value at the grant date consistent with SFAS No. 123(R) prior to its adoption on January 1, 2006, the Company’s net loss and loss per share for the twelve months ended December 31, 2007 and 2006 would have been as follows:

	December 31,	December 31,
	2007	2006
Net Loss, as reported	$(1,464,000)	$(3,891,163)
Add: Stock based compensation included in Net Loss	—	883,221
Deduct: Stock based compensation determined under fair value	—	(883,221)

Pro Forma Net Loss	$(1,464,000)	$(3,891,163)

Net Loss Attributable to Common Stockholders, as reported	$(1,492,000)	$(3,919,123)
Add: Stock based compensation included in Net Loss	—	833,221
Deduct: Stock based compensation determined under fair value	—	(833,221)

Pro Forma Net Loss	$(1,492,000)	$(3,919,123)

Basic and Diluted Income (Loss) per Common Share, as reported	$(.06)	$(0.16)

Basic and Diluted Income (Loss) per Common Share, Pro Forma	$(.06)	$(0.16)

     There were no stock option grants made during the year ended December 31, 2007. The following table provides assumptions on stock option grants made during the year ended December 31, 2006.

December 31, 2006
Risk free interest rate	3.98% to 4.35%
Expected option life	5 to 7.5 years
Expected dividend yield	0%
Expected volatility range	0.77 to 1.56
Expected volatility weighted average	1.28
Common Stock Warrants
     In 2006, there were 110,000 US Exempt Offering warrants issued and 315,000 Regulation S Offering warrants issued. None of the US Exempt Offering or Regulation S Offering warrants were exercised during 2007. These warrants expire June 30, 2008.
     In 2006, the Company issued 52,500 warrants under the Regulation S offering. Each warrant granted the holder the right to purchase one share of the Company’s common stock at a price of $2.00 at any time up to two years from the date of issuance of the warrant. None of the 2006 Regulation S Offering warrants were exercised during 2007. These warrants expire August 31, 2008.
     The following table discloses warrants issued and outstanding as of December 31, 2007. All warrants expire at the end of the exercisable period. These warrants have not been registered with the SEC and accordingly, are restricted from sale under Rule 144 or Regulation S.

TITLE OF	AGGREGATE AMOUNT	DATE FROM	PRICE AT	ISSUED IN
ISSUE OF	OF SECURITIES	WHICH WARRANTS	WHICH WARRANTS	CONNECTION WITH
SECURITIES	CALLED FOR BY WARRANTS	ARE EXERCISABLE	ARE EXERCISABLE	WARRANTS ISSUED

Series K	110,000	December 31, 2006	$1.75 for 1 share	2005 US Exempt
Stock Warrants	Warrants	through	Of	Offering
		June 30, 2008	Common Stock

Series L	315,000	December 31, 2006	$1.75 for 1 share	2005 Regulation S
Stock Warrants	Warrants	through	of	Offering
		June 30, 2008	Common Stock

Common Stock	52,500	August 31, 2006	$2.00 for 1 share	2006 Regulation S
Warrants	Warrants	through	of	Offering
		August 31, 2008	Common Stock
12. SUBSEQUENT EVENTS:
     In February, 2008, the Company successfully sold its McAllen West Prospect and received proceeds of $358,000, plus retained a term royalty deed for 12% interest for a period seven years and as long as production continues from the property. If there is no production at the end of seven years or the production subsequently ceases from the property the term royalty deed interest shall terminate.

BAYOU CITY EXPLORATION, INC.
SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED)
Costs Incurred in Oil and Gas Acquisition, Exploration and Development Activities:

	December 31
	2007	2006
Acquisition of properties
Proved	$—	$—
Unproved	60,000	881,865
Exploration costs	253,000	435,792
Development costs	—	—

Total oil and gas acquisitions	$313,000	$1,317,657

Capitalized Costs of Oil and Gas Properties:

	December 31
	2007	2006
Proved oil and gas properties	$84,000	$840,339
Investment in partnerships	21,000	26,653
Unproved oil and gas properties	338,000	288,673

Total oil and gas properties	443,000	1,155,665
Less accumulated depreciation, depletion and amortization	(107,000)	(771,539)

Net oil and gas properties	$336,000	$384,126

Results of Operations from Oil and Gas Producing Activities:

	December 31
	2007	2006
Oil and gas sales	$36,000	$171,663
Oil and gas sales from partnerships	14,000	24,362
Production costs	(38,000)	(96,207)
Accretion Expense	—	(2,919)
Exploration, abandonment and dry hole expenses	(304,000)	(1,510,750)
Depreciation, depletion and amortization and valuation provision	(7,000)	(25,613)

Net operating loss from oil and gas activity before income taxes	(299,000)	(1,439,464)
Income tax effect	—	—

Results of operations from oil and gas producing activities (excluding corporate overhead and financing cost)	$(299,000)	$(1,439,464)

Proved Oil and Gas Reserve Quantities
     The following tables present estimates of the Company’s proved oil and gas reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. All of the Company’s reserves are located in the United States. Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

	Oil (Bbls)	Gas (Mcf)
Reserves, December 31, 2005	34,768	1,562,390
Revisions	(6,399)	(400,492)
Sale of minerals in place	—	(49,000
Discoveries and extensions	—	—
Production	(1,803)	(9,898)

Reserves, December 31, 2006	39,364	1,103,000
Revisions	(7,797)	(8,659)
Sale of minerals in place	(7,019)	—
Discoveries and extensions	—	—
Production	(262)	(5,341)

Reserves, December 31, 2007	24,286	1,089,000

Proved developed reserves
December 31, 2005	6,532	83,390

December 31, 2006	15,078	20,000

December 31, 2007	—	6,000

Standardized Measure of Discounted Future Net Cash Flows
     The following table presents the standardized measure of discounted future net cash flows relating to proved oil and gas reserves in accordance with SFAS No. 69:

	December 31
	2007	2006
Future cash inflows	$10,136,000	$9,289,000
Future development costs	(69,000)	(81,000)
Future production costs	(754,000)	(1,098,000)
Future income taxes	(3,166,000)	(2,757,000)

Future net cash flows	$6,147,000	$5,353,000
10% annual discount for estimated timing of cash flow	(2,403,000)	(2,204,000)

Standardized measure of discounted future net cash flows	$3,744,000	$3,149,000

	December 31
	2007	2006
Changes in standardized measure of discounted future net cash flows:
Standardized measure of discounted future net cash flows (beginning)	$3,149,000	$7,763,371
Sales of oil and gas, net of production costs	(12,407)	(83,091)
Net changes in prices, net of production cost	941,894	(1,236,696)
Revisions of previous quantity estimates	(130,366)	(2,487,679)
Change in future income taxes	(199,000)	(745,371)
Accretion of discount	—	82,685
Discoveries and extensions, net of production and development costs	—	—
Sales of reserves in place	(17,121)	(251,851)
Changes in future development costs	12,000	189,792
Development costs incurred during the period that reduced future development costs	—	—
Changes in production rates and other	—	(82,160)

Standardized measure of discounted future net cash flows (ending)	$3,744,000	$3,149,000

     The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of prices changed only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

EXHIBIT 23.1
Consent of Independent Petroleum Consultants
As independent oil and gas consultants, R. A. Lenser & Associates, Inc. hereby consents to (1) the use of our report setting forth our estimates of proved reserves and future revenue, as of December 31, 2007, to the interest of Bayou City Exploration, Inc. (Bayou City) in certain oil and gas properties and (2) all references to our firm included in or made a part of Bayou City’s annual report on SEC Form10-KSB for the years ended December 31, 2007.

R. A. Lenser & Associates, Inc. Petroleum Engineers
/s/ Ronald A. Lenser
Ronald A. Lenser
PE No. 30558

April 14, 2008
Houston, Texas

EXHIBIT 31.1
SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER
I, Robert D Burr, CERTIFY THAT:
1.	I have reviewed this 10-KSB for the year ended December 31, 2007 of Bayou City Exploration, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5.	The small business issuer’s certifying officer(s) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent function):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal controls over financial reporting.
Date: October 17, 2008

/s/ Robert D. Burr
Robert D. Burr
Chief Executive Officer and President

EXHIBIT 31.2
SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER
I, Robert D. Burr., CERTIFY THAT:
1.	I have reviewed this 10-KSB for the year ended December 31, 2007 of Bayou City Exploration, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.	The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and
5.	The small business issuer’s certifying officer(s) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent function):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal controls over financial reporting.
Date: October 17, 2008

/s/ Robert D. Burr
Robert D. Burr
Acting Chief Financial Officer

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Bayou City Exploration, Inc. (the “Company”) on Form 10-KSB for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert D. Burr, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert D. Burr
Robert D. Burr
Chief Executive Officer and President

October 17, 2008

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Bayou City Exploration, Inc. (the “Company”) on Form 10-KSB for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert D. Burr., Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert D. Burr
Robert D. Burr
Acting Chief Financial Officer

October 17, 2008